File No. 33-63415



               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:               THE FIRST TRUST COMBINED
                                        SERIES 256

B.   Name of Depositor:                 NIKE SECURITIES L.P.

C.   Complete Address of                1001 Warrenville Road
     Depositor's Principal              Lisle, Illinois  60532
     Offices:

D.   Name and Complete Address          NIKE SECURITIES L.P.
     of Agents for Service:             Attention: James A. Bowen
                                        1001 Warrenville Road
                                        Lisle, Illinois  60532

                                        CHAPMAN AND CUTLER
                                        Attention: Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title and Amount of Securities     An indefinite number
     Being Registered:                  of units pursuant to Rule
                                        24f-2 promulgated under
                                        the Investment Company
                                        Act of 1940, as amended.

F.   Proposed Maximum Offering
     Price to the Public of the
     Securities being Registered:       Indefinite.

G.   Amount of Filing Fee               $500.00*
     (as required by Rule 24f-2):

H.   Approximate Date of Proposed
     Sale to the Public:                As soon as practicable
                                        after the effective date
                                        of the Registration
                                        Statement.

   :XXX:  Check box if it is proposed that this filing will
          become effective on October 19, 1995 at 1:30 p.m.
          pursuant to Rule 487.
________________________
*Previously paid
                    THE FIRST TRUST COMBINED

                           SERIES 256

                      Cross Reference Sheet

Pursuant to Rule 404(c) of Regulation C Under the Securities Act
                             of 1933

(Form N-8B-2 Items Required by Instruction 1 as to Prospectus on
                            Form S-6)


Form N-8B-2 Item Number            Form S-6 Heading in Prospectus


           I.     ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of Trust

     (b)  Title of securities issued       Prospectus Part I -
                                           Front Cover Page

2.   Name and address of Depositor         Summary of Essential
                                             Information;
                                          Information as to
                                          Sponsor, Trustee and
                                          Evaluator

3.   Name and address of Trustee           Summary of Essential
                                             Information
                                           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriter                           Sponsor, Trustee and
                                           Evaluator

5.   Organization of Trust                 What is the First
                                           Trust Combined
                                           Series?

6.   Execution and termination of          What is the First
     Trust Agreement                       Trust Combined
                                           Series?; Other
                                           Information

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *



  II.    GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE
                              TRUST

10.  General information regarding         What is the First
     Trust's securities                    Trust Combined
                                           Series?; Public
                                           Offering; Rights of
                                           Unit Holders;
                                           Information as to
                                           Sponsor, Trustee and
                                           Evaluator; Other
                                           Information

11.  Type of securities comprising         Prospectus Front Cover
     units                                 Page; What is the
                                           First Trust Combined
                                           Series?; Portfolio

12.  Certain information regarding            *
     periodic payment certificates

13.  (a)  Load, fees, expenses, etc.       Prospectus Front Cover
                                           Page; Special Trust
                                           Information; What is
                                           the First Trust
                                           Combined Series?;
                                           Rights of Unit
                                           Holders; What are the
                                           Expenses and Charges?

     (b)  Certain information regard-         *
          ing periodic payment
          certificates

     (c)  Certain percentages              Prospectus Front Cover
                                              Page
                                           Summary of Essential
                                           Information; What is
                                           the First Trust
                                           Combined Series?;
                                           Public Offering

     (d)  Certain other fees, etc.         Rights of Unit Holders
          payable by holders

     (e)  Certain profits receivable       Public Offering;
          by depositor, principal             Portfolio
          underwriter, trustee or
          affiliated persons

     (f)  Ratio of annual charges to          *
          income

14.  Issuance of Trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments         *
     from purchasers

16.  Acquisition and disposition of        What is the First
     underlying securities                 Trust Combined
                                           Series?; Information
                                           as Sponsor, Trustee
                                           and Evaluator

17.  Withdrawal or redemption              Public Offering;
                                           Rights of Unit
                                           Holders

18.  (a)  Receipt and disposition          Prospectus Front Cover
          of income                        Page; Rights of Unit
                                           Holders

     (b)  Reinvestment of                  Rights of Unit Holders
          distributions

     (c)  Reserves or special funds        What is the First
                                           Trust Combined
                                           Series?; Rights of
                                           Unit Holders

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions      Information as to
     of Trust Agreement                    Sponsor, Trustee and
                                           Evaluator; Other
                                           Information

21.  Loans to security holders                *

22.  Limitations on liability              What is the First
                                           Trust Combined
                                           Series?; Information
                                           as to Sponsor,
                                           Trustee and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions of             *
     Trust Agreement.


    III.   ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF
                            DEPOSITOR

25.  Organization of Depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by Depositor               *

27.  Business of Depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to offi-          *
     cials and affiliated persons
     of Depositor

29.  Voting securities of Depositor           *

30.  Person controlling Depositor             *

31.  Payments by Depositor for                *
     certain services rendered to
     Trust

32.  Payments by Depositor for                *
     certain services rendered
     to Trust

33.  Remuneration of employees of             *
     Depositor for certain services
     rendered to Trust

34.  Remuneration of other persons            *
     for certain services rendered
     to Trust


        IV.    DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of Trust's securi-       Public Offering
     ties by states

36.  Suspension of sales of Trust's           *
     securities

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as to
          underwriter                      Sponsor, Trustee and
                                           Evaluator

     (b)  NASD membership of princi-       Information as to
          pal underwriter                  Sponsor, Trustee and
                                           Evaluator

40.  Certain fees received by                 *
     principal underwriter

41.  (a)  Business of principal            Information as to
          underwriter                      Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of principal         *
          underwriter

     (c)  Salesmen of principal               *
          underwriter

42.  Ownership of Trust's securities          *
     by certain persons

43   Certain brokerage commissions            *
     received by principal under-
     writer

44.  (a)  Method of valuation              Prospectus Front Cover
          Summary of Essential             Page; What is the
          Information                      First Trust
                                           Combined Series?;
                                           Public Offering

     (b)  Schedule as to offering          *
          price

     (c)  Variation in offering            Public Offering
          price to certain
          persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering
     underlying securities                 Rights of Unit Holders


     V.     INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as to
     Trustee                               Sponsor, Trustee and
                                           Evaluator

49.  Fees and expenses of Trustee          What is the First
                                           Trust Combined
                                           Series?

50.  Trustee's lien                        What is the First
                                           Trust Combined
                                           Series?


VI.    INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.  Insurance of holders of Trust's          *
     securities


                   VII.   POLICY OF REGISTRANT

52.  (a)  Provisions of Trust agree-       Rights of Unit Holders
          ment with respect to selec-
          tion or elimination of
          underlying securities

     (b)  Transactions involving              *
          elimination of underlying
          securities

     (c)  Policy regarding substitu-       Rights of Unit Holders
          tion or elimination of
          underlying securities

     (d)  Fundamental policy not              *
          otherwise covered

53.  Tax status of Trust                   What is the First
                                           Trust Combined
                                           Series?


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.  Certain information regarding            *
     periodic payment plan certificates
57.

58.

59.  Financial statements (Instruc-        Opinion of Independent
     tions 1(c) to Form S-6)               Auditors; Statement of
                                           Net Assets of the
                                           Trusts

* Inapplicable, answer negative or not required.





               California Insured Trust, Series 14

  (The First Trust (registered trademark) Combined Series 256)
                       Prospectus - Part I


THIS PART I OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART II OF THE PROSPECTUS DATED SEPTEMBER 7, 1995. BOTH
PARTS I AND II OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


California Insured Trust, Series 14 (the "California Insured Trust"), consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of California or certain United States Territories which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax, California income tax and local tax, as detailed below.



The objectives of the Trust are conservation of capital and income exempt from Federal and applicable state and local income taxes.
The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.



The California Insured Trust consists of six obligations of issuers located in California. The Bond issues in the Trust are either general obligations of governmental entities or are revenue bonds payable from the income of a specific project or authority. The
Bonds in the Trust are divided by purpose of issue and represent the percentage of aggregate principal amount of the Bonds as indicated by the following table:



        Number                                          Portfolio
        of Issues       Purpose of Issue                Percentage
        _________       __________________              __________
        4               University and School           66.22%
        1               Water                           16.89%
        1               Miscellaneous                   16.89%



Each Bond issue represents 10% or more of the aggregate principal amount of the Bonds in the Trust. The four largest such issues represent approximately 17% each. None of the Bonds in the Trust are subject to call within five years of the Initial Date of Deposit, although certain Bonds may be subject to an extraordinary call.
See "California Insured Trust, Series 14-Portfolio" contained herein and "Description of Bond Ratings" in the Information Supplement.



All of the Bonds included in the Trust are insured. The insurance guarantees the timely payment of principal and interest of the Bonds, but does not guarantee the value of the Bonds or the Units.
As a result of the insurance, the Bonds and the Units in the Trust have received a rating of "AAA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"). The percentage of the aggregate face amount insured by each insurance company is:



        Insurance Company                       Portfolio Percentage
        ________________                        ________________
        MBIA Insurance Corporation              16.89%
        AMBAC Indemnity Corporation             33.79%
        Connie Lee Insurance Company            32.60%
        Capital Guaranty Insurance Company      16.72%
                                                ________________
                                                100% Insured


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



         The date of this Prospectus is October 19, 1995

                Summary of Essential Information


    At the Opening of Business on the Initial Date of Deposit
                  of the Bonds-October 19, 1995



Sponsor:        Nike Securities L.P.
Trustee:        The Chase Manhattan Bank (National Association)
Evaluator:      Securities Evaluation Service, Inc.



General Information
Principal Amount of Bonds in the Trust                                                          $2,960,000
Number of Units                                                                                      2,960
Fractional Undivided Interest in the Trust per Unit                                                1/2,960
Principal Amount (Par Value) of Bonds per Unit (1)                                              $ 1,000.00
Public Offering Price
        Aggregate Offering Price Evaluation of Bonds in the Portfolio                           $2,791,285
        Aggregate Offering Price Evaluation per Unit                                            $   943.00
        Sales Charge 4.9% (5.152% of the Aggregate Price Evaluation per Unit) (2)               $    48.59
        Public Offering Price per Unit (3)                                                      $   991.59
Sponsor's Initial Repurchase Price per Unit (3)                                                 $   943.00
Redemption Price per Unit (4)                                                                   $   938.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit                         $    53.59
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit            $     5.00


First Settlement Date                   October 24, 1995
Discretionary Liquidation Amount        The Trust may be terminated if
                                        the value of the Trust is less than
                                        20% of the aggregate principal
                                        amount of the Bonds deposited in such
                                        Trust during the primary offering
                                        period.
Mandatory Termination Date              December 31, 2044



Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading
 (4:00 p.m. eastern standard time) on the New York Stock Exchange on each day on which it is open.

[FN]
_________________
(1) Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will be called or will mature in accordance with their terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) The sales charge is reduced by a discount of $7.50 per Unit for purchases between $500,000 and $999,999 and $15.00 per Unit for purchases in excess of $1,000,000. See "Public Offering" in
Part II of the Prospectus.

(3) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date.
For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Will There
Be a Secondary Market?" in Part II of this Prospectus.

(4)     See "How May Units be Redeemed?" in Part II of this Prospectus.

                                                Underwriting

                                                                                                        Number
Name                                    Address                                                         of Units
____                                    _______                                                         _________
Sponsor
Nike Securities L.P.                    1001 Warrenville Road, Lisle, IL 60532                          1,710
Underwriters
McLaughlin, Piven, Vogel                30 Wall Street, Fifth Floor, New York, NY 10005                 1,000
  Securities, Inc.
A.G. Edwards & Sons, Inc.               One North Jefferson Avenue, St. Louis, MO 63103                   250
                                                                                                        _______
                                                                                                        2,960
                                                                                                        =======



                                                Special Trust Information

                                                                                Monthly         Semi-Annual
                                                                                _______         ___________
Calculation of Estimated Net Annual Unit Income (1)
        Estimated Annual Interest Income per Unit                               $     53.60     $    53.60
        Estimated Annual Trust Expenses per Unit:
          Trustee's Fees (1)                                                    $      1.42     $      .97
          Evaluator's Fees ($.30 per $1,000 principal amount of Bonds
             at the Initial Date of Deposit)                                    $       .30     $      .30
          Supervisory and Administrative Fees (2)                               $       .49     $      .49
          Organizational Expenses (3)                                           $       .17     $      .17
          Other Expenses                                                        $       .40     $      .35
                                                                                ___________      _________
        Less: Estimated Annual Expense per Unit                                 $      2.78     $     2.28
                                                                                ___________      _________
        Estimated Net Annual Interest Income per Unit                           $     50.82     $    51.32
Calculation of Interest Distribution per Unit
        Divided by 12 and 2, respectively                                       $      4.24     $    25.66
Estimated Daily Rate of Net Interest Accrual per Unit                           $   .141172     $  .142561
Initial Distribution - November 30, 1995 (4)                                    $      2.96     $     2.99
Partial Distribution - December 31, 1995 (4)                                    $       -       $     4.28
Regular Distribution (4)                                                        $      4.24     $    25.66
        (Commencing)                                                               12/31/95        6/30/96
Estimated Current Return Based on Public Offering Price (5)                            5.13%          5.18%
Estimated Long-Term Return Based on Public Offering Price (5)                          5.18%          5.23%
CUSIP                                                                           3371M5  288            296


[FN]
_______________
(1) During the first year only, the Trustee has agreed to reduce its fee and pay expenses of the Trust in an amount (approximately $.05) equal to the interest that would have accrued prior to the expected delivery dates of Bonds included in the Portfolio that were purchased on a "when, as and if issued" or delayed delivery basis. During the first year, Estimated Annual Interest Income per Unit would be $53.55. Estimated Net Annual Interest Income per Unit, Estimated Current Return Based on Public Offering Price and Estimated Long-Term Return Based on Public Offering Price would be as indicated above. See "What are Certain General Matters Relating to the Trusts?" and "What are the Expenses and Charges?"

(2) Supervisory Fees are payable to an affiliate of the Sponsor. Bookkeeping and Administrative Fees are payable to the Sponsor.

(3) The Trust (and therefore Unit holders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust's portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period.
See "What are the Expenses and Charges?" in Part II of this Prospectus and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(4) Additional information concerning distributions of interest and principal can be found in "How are Interest and Principal
Distributed?" in Part II of this Prospectus.

(5) See "What are Estimated Long-Term Return and Estimated Current Return?" in Part II of this Prospectus for a description of how these returns are calculated. The above figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates, and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for this Trust may be obtained from the Sponsor at no charge by calling the Trustee at the number listed in Part II of this prospectus.

                     California Risk Factors


The financial condition of the State of California is affected by various national, economic, social and environmental policies and conditions. Additionally, limitations imposed by constitutional amendments, legislative measures, or voter initiatives on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The
State faces a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund.



The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors, such as natural disasters and cutbacks in federal defense spending. The
California economy continues to show weakness in manufacturing, particularly aerospace, construction, services and trade. California's population increase has resulted in traffic congestion, school overcrowding and high housing costs which have caused an increased demand for government services and which may impede future economic growth.



The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On December 7, 1994, Orange County, California, together with its pooled investment fund (the "Pooled Fund") filed for protection under Chapter 9 of the federal Bankruptcy Code. Many governmental entities kept moneys in the Pooled Fund. All outstanding general obligation bonds of the State are rated "A" by Standard and Poor's and "A1" by Moody's.



Further information concerning California risk factors may be obtained upon written or telephonic request to the Trustee as described in "Information as to Sponsor, Trustee and Evaluator-Who is the Trustee?"


                      California Tax Status

In the opinion of Orrick, Herrington & Sutcliffe, Special Counsel to the Fund for California tax matters, under existing California income and property tax law applicable to individuals who are California residents:

The California Insured Trust is not an association taxable as a corporation and the income of the California Insured Trust will be treated as the income of the Unit holders under the income tax laws of California.

Interest on the underlying securities (which may include bonds or other obligations issued by the governments of Puerto Rico, the Virgin Islands, Guam or the Northern Mariana Islands) which is exempt from tax under California personal income tax and property tax laws when received by the California Insured Trust will, under such laws, retain its status as tax-exempt interest when distributed to Unit holders. However, interest on the underlying securities attributed to a Unit holder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax.

Under California income tax law, each Unit holder in the California Insured Trust will have a taxable event when the California Insured Trust disposes of a security (whether by sale, exchange, redemption or payment at maturity) or when the Unit holder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unit holder may realize taxable gain when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total tax cost of each Unit to a Unit holder is allocated among each of the bond issues held in the California Insured Trust (in accordance with the proportion of the California Insured Trust comprised by each bond issue) in order to determine his per unit tax cost for each bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per unit cost of each bond issue. Unit holders' bases in their Units, and the bases for their fractional interest in each California Insured Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on securities delivered after the Unit holders' respective settlement dates.

Under the California personal property tax laws, bonds (including the bonds in the California Insured Trust as well as "regular-way" and "when-issued" contracts for the purchase of bonds) or any interest therein is exempt from such tax.

Any proceeds paid under an insurance policy issued to the Trustee of the Trust with respect to the bonds in the California Insured Trust as well as "regular-way" and "when-issued" contracts for the purchase of bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

Under Section 17280(b)(2) of the California Revenue and Taxation
Code, interest on indebtedness incurred or continued to purchase or carry Units of the California Insured Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision,
Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise
Tax Board has not yet proposed or prescribed such regulations.
In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise
Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

For information with respect to the Federal income tax status and other tax matters, see "What is the Federal Tax Status of Unit Holders?" in Part II of this Prospectus.

          Federal and California State Tax-Free Income

The following table shows the approximate marginal taxable yields for individuals that are equivalent to tax-exempt yields under combined Federal and state taxes, using published Federal tax rates and state tax rates scheduled to be in effect in 1995. The table incorporates increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993.
For cases in which more than one state bracket falls within a Federal bracket, the higher state bracket is combined with the Federal bracket. The combined state and Federal tax rates shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table illustrates what you would have to earn on taxable investments to equal the tax-exempt yield for your income tax bracket. The taxable equivalent yields may be somewhat higher than the equivalent yields indicated in the following table for those individuals who have adjusted gross incomes in excess of $114,700. The table does not reflect the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the maximum marginal Federal tax rate to approximately 44% for taxpayers filing a joint return and entitled to four personal exemptions and to approximately
41% for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

                                                TAXABLE EQUIVALENT YIELD
        Taxable Income ($1,000's)                                               Tax-Exempt Yield
        ________________________                                        _____________________________________
        Single                  Joint                   Tax             4.50%           5.00%           5.50%
        Return                  Return                  Rate*                   Taxable Equivalent Yield
        _____________________________________________________________________________________________________
        $      0 -   23.4       $     0 -   39.0        20.1%           5.63            6.26             6.88
            23.4 -   56.6          39.0 -   94.3        34.7            6.89            7.66             8.42
                                   94.3 -  143.6        37.4            7.19            7.99             8.79
            56.6 -  118.0                               37.9            7.25            8.05             8.86
           118.0 -  214.9         143.6 -  256.5        42.4            7.81            8.68             9.55
           214.9 -  256.5                               43.0            7.89            8.77             9.65
                                  256.5 -  429.9        45.6            8.27            9.19            10.11
             Over   256.5          Over    429.9        46.2            8.36            9.29            10.22

[FN]

* The State tax rates assumed take into account recent adjustments of tax brackets based on changes in the Consumer Price Index.
The table reflects California income tax laws that increase State income tax rates for high income taxpayers. However, the table does not reflect the limitation on itemized deductions and the phase out of the benefit of the personal exemption credit and the dependent exemption credit that are imposed by the California income tax laws in a manner similar to Federal tax law.

               California Insured Trust, Series 14
                            Portfolio



          Units Rated "AAA"_at the Opening of Business
  On the Initial Date of Deposit of the Bonds-October 19, 1995



Aggregate       Issue Represented by Sponsor's                                          Redemption              Cost to
Principal       Contracts to Purchase Bonds (1)                         Rating (2)      Provisions (3)          the Trust
_________       _______________________________                         __________      ______________          _________
$  465,000        State Public Works Board of the State of              AAA             2003 @ 102              $  446,479
                  California, Lease Revenue Refunding (The Regents                      2015 @ 100 S.F.
                  of the University of California), 1993 Series A
                  (Connie Lee Insured), 5.50%, Due 06/01/2021

   500,000      *{California State University, Sacramento               AAA             2005 @ 102                 472,700
                  Foundation Auxiliary Organization, Series 1995A                       2007 @ 100 S.F.
                  (MBIA Insured), 5.375%, Due 10/01/2027

   500,000        Culver City Redevelopment Financing Authority         AAA             2003 @ 102                 451,300
                  (California), 1993 Tax Allocation Refunding                           2021 @ 100 S.F.
                  Revenue (AMBAC Insured), 5.00%, Due 11/01/2023

   500,000      { Certificates of Participation (1993 Refunding         AAA             2003 @ 102                 460,225
                  Project), Foothill-De Anza Community College                          2014 @ 100 S.F.
                  District (County of Santa Clara, California)
                  (Connie Lee Insured), 5.25%, Due 09/01/2021

   500,000        1993 Certificates of Participation, Moulton           AAA             2003 @ 102                 465,625
                  Niguel Water District (Orange County, California)                     2018 @ 100 S.F.
                  (Current Interest Certificates) (AMBAC Insured),
                  5.30%, Due 09/01/2023

   495,000        Community Facilities District No. 1 of the North      AAA             2006 @ 102                 494,956
                  City West School Facilities Financing Authority                       2011 @ 100 S.F.
                  (California), Special Tax Refunding, Series 1995B
                  (Capital Guaranty Insured), 5.75%, Due 09/01/2015
__________                                                                                                      __________
$2,960,000                                                                                                      $2,791,285
==========                                                                                                      ==========

[FN]
___________________
_       Units are rated "AAA" as a result of insurance. Such rating, as issued by Standard & Poor's, will be in effect for a period of thirteen months from the Initial Date of Deposit and will, unless renewed, terminate at the end of the period. See "Why and How are the Insured Trusts Insured?"

* Sponsor's contracts for the purchase of all or a portion of these Bonds (approximately 17% of the aggregate principal amount of the Bonds in the Trust) are either on a "when, as and if issued" basis or are delayed delivery Bonds and are expected to be settled on or before October 26, 1995.

{       These Bonds were issued at an original issue discount on the following dates and at the following percentages of their original principal amount:
                                                           Date            %
                                                        ________        _______
        California State University, Sacramento
	  Foundation Auxiliary Organization        	10/1/95 	93.573
        Certificates of Participation, Foothill-
	  De Anza Community College District    	8/15/93 	93.741

        For industry concentrations of the Bonds in the Trust, see page 1.

        See "Notes to Portfolio" on page 8.

                       NOTES TO PORTFOLIO


(1) Sponsor's contracts to purchase Bonds were entered into during the period from October 12, 1995 to October 18, 1995. All contracts to purchase Bonds are expected to be settled on or prior to October 24, 1995 unless otherwise indicated.


Other information regarding the Bonds in the Trust on the Initial
Date of Deposit is as follows:


                        Aggregate                                                       Annual          Annual
                        Offering        Cost of         Profit or                       Insurance       Interest
                        Price of        Bonds to        (Loss) to       Bid Price       Cost to         Income
Trust                   Bonds           Sponsor         Sponsor         of Bonds        Trust           to Trust
_____                   _________       ________        _________       _________       _________       ________
California Insured
  Trust, Series 14      $2,791,285      $2,754,061      $37,224         $2,776,485      $     -         $158,663


Neither Cost of Bonds to Sponsor nor Profit or (Loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates but such amounts reflect the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Bonds. The Offering and Bid Prices of Bonds were determined by Securities Evaluation Service, Inc., certain shareholders of which are officers of the Sponsor.

(2) All ratings are by Standard & Poor's unless otherwise indicated. Such ratings were obtained from a municipal bond information reporting service. The "AAA" rating on each Bond is a result of insurance. Insurance, however, does not cover certain market risks associated with fixed income securities such as accelerated payments of principal, mandatory redemptions prior to maturity or interest rate risks.
See "Why and How are the Insured Trusts Insured?" in Part II of this Prospectus and "Description of Bond Ratings" in the Information Supplement.


(3) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year or, if currently redeemable, the redemption price in effect on the Initial Date of Deposit. Issues of Bonds are redeemable at declining prices (but not below par value) in subsequent years except for original issue discount Bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. See "What are Certain General Matters Relating to the Trusts?-Risk Factors" in Part II of this Prospectus for a discussion of Bond redemptions and a description of certain of such unusual or extraordinary circumstances under which Bonds may be redeemed. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Bonds are used to pay for Unit redemptions). The estimated current return and the estimated long-term return in this event may be affected by such redemptions. For the Federal and state tax effect on Unit holders of such redemptions and resultant distributions, see "Rights of Unit Holders-What is the Federal
Tax Status of Unit Holders?" in Part II of this Prospectus and "California Tax Status."

               California Insured Trust, Series 14
                     Statement of Net Assets

              (The First Trust Combined Series 256)



    At the Opening of Business on the Initial Date of Deposit
                        October 19, 1995



NET ASSETS
Delivery statements relating to Sponsor's contracts to
  purchase tax-exempt municipal bonds (1)(2)(3)                                 $2,791,285
Accrued interest on underlying bonds (2)(3)(4)                                      32,219
Organizational costs (5)                                                             2,500
                                                                                ___________
                                                                                 2,826,004
Less distributions payable (4)                                                      32,219
Less accrued organizational costs (5)                                                2,500
                                                                                ___________
Net assets                                                                      $2,791,285
                                                                                ===========
Outstanding Units                                                                    2,960



ANALYSIS OF NET ASSETS
Cost to investors (6)                                                           $2,935,105
Less gross underwriting commissions (6)                                            143,820
                                                                                ___________
Net assets                                                                      $2,791,285
                                                                                ===========

[FN]

(1) The aggregate offering price of the bonds for the Trust at the opening of business on the Initial Date of Deposit and the cost to the Trust are the same. The offering price is determined by the Evaluator.

(2) Pursuant to delivery statements relating to contracts to purchase bonds, an irrevocable letter of credit has been allocated among each Trust included in The First Trust Combined Series 256 as collateral. The amount of available letter of credit and the amount expected to be utilized as collateral for the Trust is shown below. The amount expected to be utilized is (a) the cost to the Trust of the principal amount of the bonds to be purchased, (b) accrued interest on those bonds to the Initial Date of Deposit, and (c) accrued interest on those bonds from the Initial Date of Deposit to the expected dates of delivery of the bonds, which is exclusive of the amount by which the Trustee has agreed to reduce its fees during the first year ($149).

                                                                                                                Accrued
                                                                        Aggregate               Accrued         Interest to
                                Letter of Credit                        Offering                Interest to     Expected
                                                To be                   Price of                Date of         Dates of
Trust                   Available               Utilized                Bonds                   Deposit         Delivery
_____                   _________               ________                _________               ___________     ___________
California Insured
   Trust, Series 14     $3,000,000              $2,823,947              $2,791,285              $32,219         $443


(3) Insurance coverage providing for the scheduled payment of principal and interest on all Bonds deposited in the Trust and delivered to the Trustee has been obtained directly by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit.

(4) The Trustee will advance to the Trust the amount of net interest accrued to October 24, 1995, the First Settlement Date, for distribution to the Sponsor as the Unit holder of record.

(5) The Trust will bear all or a portion of its estimated organizational costs which will be deferred and amortized over a five year period from the Initial Date of Deposit.

(6) The aggregate cost to investors and the aggregate gross underwriting commissions of 4.9% are computed assuming no reduction of sales charge for quantity purchases.

REPORT OF INDEPENDENT AUDITORS


The Sponsor, Nike Securities L.P., and Unit Holders
The First Trust Combined Series 256
California Insured Trust, Series 14



We have audited the accompanying statement of net assets, including the portfolio, of California Insured Trust, Series 14 ("the Trust"), included in The First Trust Combined Series 256, as of the opening of business on October 19, 1995. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on October 19, 1995. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of California Insured Trust, Series 14, included in The First
Trust Combined Series 256, at the opening of business on October
19, 1995 in conformity with generally accepted accounting principles.




                                        ERNST & YOUNG LLP



Chicago, Illinois
October 19, 1995

                This page is intentionally left blank.

               FIRST TRUST (registered trademark)


                    CALIFORNIA INSURED TRUST
                            Series 14


                           Prospectus
                             Part I

               First Trust (registered trademark)

                1001 Warrenville Road, Suite 300
                      Lisle, Illinois 60532
                         1-708-241-4141



                            Trustee:

                    The Chase Manhattan Bank
                     (National Association)

                          770 Broadway
                    New York, New York 10003
                         1-800-682-7520

                      This Part One Must Be
                    Accompanied by Part Two.



                        October 19, 1995



                  PLEASE RETAIN THIS PROSPECTUS
                      FOR FUTURE REFERENCE

              Pennsylvania Insured Trust, Series 69

  (The First Trust (registered trademark) Combined Series 256)
                       Prospectus - Part I


THIS PART I OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART II OF THE PROSPECTUS DATED SEPTEMBER 7, 1995. BOTH
PARTS I AND II OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
REFERENCE.


Pennsylvania Insured Trust, Series 69 (the "Pennsylvania Insured Trust"), consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Pennsylvania or certain United States Territories which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax, Pennsylvania income tax and local tax, as detailed below.



The objectives of the Trust are conservation of capital and income exempt from Federal and applicable state and local income taxes.
The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.



The Pennsylvania Insured Trust consists of six obligations of issuers located in Pennsylvania. The Bond issues in the Trust are either general obligations of governmental entities or are revenue bonds payable from the income of a specific project or authority. The Bonds in the Trust are divided by purpose of issue and represent the percentage of aggregate principal amount of the Bonds as indicated by the following table:



        Number                                  Portfolio
        of Issues       Purpose of Issue        Percentage
        _________       __________________      _________
        3               General Obligation      54.75%
        1               Utility                 16.10%
        1               Health Care             13.05%
        1               Miscellaneous           16.10%



Each Bond issue represents 10% or more of the aggregate principal amount of the Bonds in the Trust. The largest such issue represents approximately 24%. None of the Bonds in the Trust are subject to call within five years of the Initial Date of Deposit, although certain Bonds may be subject to an extraordinary call. Approximately 44% of the aggregate principal amount (approximately 45% of the aggregate offering price) of the Bonds in the Trust were purchased at a premium over par value. Certain of these Bonds are subject to redemption pursuant to call provisions in approximately 10 years after the Initial Date of Deposit. See "Pennsylvania Insured Trust, Series 69-Portfolio" contained herein and "Description of Bond Ratings" in the Information Supplement.



All of the Bonds included in the Trust are insured. The insurance guarantees the timely payment of principal and interest of the Bonds, but does not guarantee the value of the Bonds or the Units.
As a result of the insurance, the Bonds and the Units in the Trust have received a rating of "AAA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"). The percentage of the aggregate face amount insured by each insurance company is:



        Insurance Company                       Portfolio Percentage
        ________________                        ________________
        MBIA Insurance Corporation              13.04%
        AMBAC Indemnity Corporation             24.16%
        Financial Guaranty Insurance Company    46.70%
        Financial Security Assurance, Inc.      16.10%
                                                ________________
                                                100% Insured


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



         The date of this Prospectus is October 19, 1995

                Summary of Essential Information


    At the Opening of Business on the Initial Date of Deposit
                  of the Bonds-October 19, 1995



Sponsor:        Nike Securities L.P.
Trustee:        The Chase Manhattan Bank (National Association)
Evaluator:      Securities Evaluation Service, Inc.



General Information
Principal Amount of Bonds in the Trust                                                          $3,105,000
Number of Units                                                                                      3,190
Fractional Undivided Interest in the Trust per Unit                                                1/3,190
Principal Amount (Par Value) of Bonds per Unit (1)                                              $   973.35
Public Offering Price
        Aggregate Offering Price Evaluation of Bonds in the Portfolio                           $3,033,704
        Aggregate Offering Price Evaluation per Unit                                            $   951.00
        Sales Charge 4.9% (5.152% of the Aggregate Price Evaluation per Unit) (2)               $    49.00
        Public Offering Price per Unit (3)                                                      $ 1,000.00
Sponsor's Initial Repurchase Price per Unit (3)                                                 $   951.00
Redemption Price per Unit (4)                                                                   $   946.14
Excess of Public Offering Price per Unit Over Redemption Price per Unit                         $    53.86
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit            $     4.86


First Settlement Date                   October 24, 1995
Discretionary Liquidation Amount        The Trust may be terminated if
                                        the value of the Trust is less than
                                        20% of the aggregate principal
                                        amount of the Bonds deposited in such
                                        Trust during the primary offering
                                        period.
Mandatory Termination Date              December 31, 2044


Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading
 (4:00 p.m. eastern standard time) on the New York Stock Exchange on each day on which it is open.

[FN]
_________________________
(1) Many unit investment trusts comprised of municipal securities issue a number of Units such that each Unit represents approximately $1,000 principal amount of underlying securities. For the Pennsylvania Insured Trust, the Sponsor has elected to provide that number of Units which will establish as close as possible as of the opening of business on the Initial Date of Deposit a Public Offering Price per Unit of $1,000. Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will be called or will mature in accordance with their terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) The sales charge is reduced by a discount of $7.50 per Unit for purchases between $500,000 and $999,999 and $15.00 per Unit for purchases in excess of $1,000,000. See "Public Offering" in
Part II of the Prospectus.

(3) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date.
For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Will There
Be a Secondary Market?" in Part II of this Prospectus.

(4)     See "How May Units be Redeemed?" in Part II of this Prospectus.

                                           Underwriting

                                                                                                        Number
Name                                    Address                                                         of Units
____                                    _______                                                         _________
Sponsor
Nike Securities L.P.                    1001 Warrenville Road, Lisle, IL 60532                          2,190
Underwriters
Advest, Inc.                            One Commercial Plaza, 280 Trumbull Street, 18th Floor,            250
                                        Hartford, CT 06103
Gruntal & Co., Incorporated             14 Wall Street, 20th Floor, New York, NY 10005                    250
Hefren-Tillotson, Inc.                  308 Seventh Avenue, Pittsburgh, PA 15222                          100
Janney Montgomery Scott Inc.            1801 Market Street, 11th Floor, Philadelphia, PA 19103            100
W.H. Newbold's Son & Co., Inc.          1500 Walnut Street, 15th Floor, Philadelphia, PA 19102            100
Pershing, Division of Donaldson,        One Pershing Plaza, Jersey City, NJ 07399                         100
  Lufkin & Jenrette
  Securities Corporation
Wheat First Butcher Singer, Inc.        West Tower, 3rd Floor, Riverfront Plaza, 901 East Byrd St.,       100
                                        Richmond, VA 23219
                                                                                                        ________
                                                                                                        3,190
                                                                                                        ========


                                          Special Trust Information


                                                                                Monthly         Semi-Annual
                                                                                _______         ___________
Calculation of Estimated Net Annual Unit Income (1)
        Estimated Annual Interest Income per Unit                               $    54.21      $    54.21
        Estimated Annual Trust Expenses per Unit:
          Trustee's Fees (1)                                                    $     1.42      $      .97
          Evaluator's Fees ($.30 per $1,000 principal amount of Bonds
             at the Initial Date of Deposit)                                    $      .29      $      .29
          Supervisory and Administrative Fees (2)                               $      .49      $      .49
          Organizational Expenses (3)                                           $      .16      $      .16
          Other Expenses                                                        $      .41      $      .36
                                                                                __________      __________
        Less: Estimated Annual Expense per Unit                                 $     2.77      $     2.27
                                                                                __________      __________
        Estimated Net Annual Interest Income per Unit                           $    51.44      $    51.94
Calculation of Interest Distribution per Unit
        Divided by 12 and 2, respectively                                       $     4.29      $    25.97
Estimated Daily Rate of Net Interest Accrual per Unit                           $  .142901      $  .144290
Initial Distribution - November 30, 1995 (4)                                    $     3.00      $     3.03
Partial Distribution - December 31, 1995 (4)                                    $       -       $     4.33
Regular Distribution (4)                                                        $     4.29      $    25.97
        (Commencing)                                                              12/31/95         6/30/96
Estimated Current Return Based on Public Offering Price (5)                           5.14%           5.19%
Estimated Long-Term Return Based on Public Offering Price (5)                         5.12%           5.17%
CUSIP                                                                           3371M5 304             312

[FN]
___________________
(1) During the first year only, the Trustee has agreed to reduce its fee and pay expenses of the Trust in an amount (approximately $.93) equal to the interest that would have accrued prior to the expected delivery dates of Bonds included in the Portfolio that were purchased on a "when, as and if issued" or delayed delivery basis. During the first year, Estimated Annual Interest Income per Unit would be $53.28. Estimated Net Annual Interest Income per Unit, Estimated Current Return Based on Public Offering Price and Estimated Long-Term Return Based on Public Offering Price would be as indicated above. See "What are Certain General Matters Relating to the Trusts?" and "What are the Expenses and Charges?"

(2) Supervisory Fees are payable to an affiliate of the Sponsor. Bookkeeping and Administrative Fees are payable to the Sponsor.

(3) The Trust (and therefore Unit holders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust's portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period.
See "What are the Expenses and Charges?" in Part II of this Prospectus and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(4) Additional information concerning distributions of interest and principal can be found in "How are Interest and Principal
Distributed?" in Part II of this Prospectus.

(5) See "What are Estimated Long-Term Return and Estimated Current Return?" in Part II of this Prospectus for a description of how these returns are calculated. The above figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates, and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for this Trust may be obtained from the Sponsor at no charge by calling the Trustee at the number listed in Part II of this prospectus.

                    Pennsylvania Risk Factors

The financial condition of the Commonwealth of Pennsylvania is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the Commonwealth and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

The economic vitality of the Commonwealth and its various regions and, therefore, the ability of the Commonwealth and its local governments to satisfy the Bonds, are affected by numerous factors. Pennsylvania historically has been identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. The major sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. The Commonwealth's agricultural industries are also an important component of its economic structure.

All outstanding general obligation bonds of the Commonwealth are rated AA- by Standard & Poor's and A1 by Moody's. Further information concerning Pennsylvania risk factors may be obtained upon written or telephonic request to the Trustee as described in "Information as to Sponsor, Trustee and Evaluator-Who is the Trustee?" in Part
II of this Prospectus.

                     Pennsylvania Tax Status

In rendering its opinion, Saul, Ewing, Remick & Saul has not, for timing reasons, made an independent review of proceedings related to the issuance of the Bonds. It has relied on the Sponsor for assurance that the Bonds have been issued by the Commonwealth of Pennsylvania or by or on behalf of municipalities or other governmental agencies within the Commonwealth.

In the opinion of Saul, Ewing, Remick & Saul, Special Counsel to the Fund for Pennsylvania tax matters, under existing law:

Units evidencing fractional undivided interests in the Pennsylvania Trust, which are represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision, are not taxable under any of the personal property taxes presently in effect in Pennsylvania;

Distributions of interest income to Unit holders that would not be taxable if received directly by a Pennsylvania resident are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;

A Unit holder will have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph upon the redemption or sale of his Units. Units will be taxable under the Pennsylvania inheritance and estate taxes;

A Unit holder which is a corporation will have a taxable event under the Pennsylvania Corporate Net Income Tax when it redeems or sells its Units. Interest income distributed to Unit holders which are corporations is not subject to Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of the Units into account in determining the taxable value of their shares subject to the Shares tax;

Under Act No. 68 of December 3, 1993, gains derived by the Fund from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Fund to Unit holders who are individuals may be subject to Pennsylvania Personal Income Tax. For Unit holders which are corporations, the distributed gains may be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Fund may nevertheless be taxable to Unit holders if derived by the Fund from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Fund will remain nontaxable to Unit holders if derived by the Fund from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994.

Any proceeds paid under insurance policies issued to the Trustee or obtained by issuers of the Bonds with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations;

The Fund is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.

On December 3, 1993, changes to Pennsylvania laws affecting taxation of income and gains from the sale of Pennsylvania and local obligations were enacted. Among these changes was the repeal of the exemption from tax of gains realized upon the sale or other disposition of such obligations. The Pennsylvania Department of Revenue has issued proposed regulations concerning these changes. The opinions expressed above are based on our analysis of the law and proposed regulations, but are subject to modification upon review of final regulations or other guidance that may be issued by the Department of Revenue or future court decisions.

For information with respect to the Federal income tax status and other tax matters, see "What is the Federal Tax Status of Unit Holders?" in Part II of this Prospectus.

         Federal and Pennsylvania State Tax-Free Income

The following table shows the approximate marginal taxable yields for individuals that are equivalent to tax-exempt yields under combined Federal and state taxes, using published Federal tax rates and state tax rates scheduled to be in effect in 1995. The table incorporates increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993.
For cases in which more than one state bracket falls within a Federal bracket, the higher state bracket is combined with the Federal bracket. The combined state and Federal tax rates shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table illustrates what you would have to earn on taxable investments to equal the tax-exempt yield for your income tax bracket. The taxable equivalent yields may be somewhat higher than the equivalent yields indicated in the following table for those individuals who have adjusted gross incomes in excess of $114,700. The table does not reflect the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the maximum marginal Federal tax rate to approximately 44% for taxpayers filing a joint return and entitled to four personal exemptions and to approximately
41% for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.


                                           TAXABLE EQUIVALENT YIELD
        Taxable Income ($1,000's)                                               Tax-Exempt Yield
        ________________________                                        _____________________________________
        Single                  Joint                   Tax             4.50%           5.00%           5.50%
        Return                  Return                  Rate*                   Taxable Equivalent Yield
        _____________________________________________________________________________________________________
        $       0 -     23.4    $       0 -     39.0    17.4%           5.45            6.05            6.66
             23.4 -     56.6         39.0 -     94.3    30.0            6.43            7.14            7.86
             56.6 -    118.0         94.3 -    143.6    32.9            6.71            7.45            8.20
            118.0 -    256.5        143.6 -    256.5    37.8            7.23            8.04            8.84
             Over      256.5         Over      256.5    41.3            7.67            8.52            9.37

[FN]
* The table does not reflect the effect of the exemption of the Trust from local personal property taxes and from the Philadelphia School District Investment Net Income Tax, accordingly; residents of Pennsylvania subject to such taxes would need a higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.

              Pennsylvania Insured Trust, Series 69
                            Portfolio



          Units Rated "AAA"_at the Opening of Business
  On the Initial Date of Deposit of the Bonds-October 19, 1995



Aggregate       Issue Represented by Sponsor's                                          Redemption              Cost to
Principal       Contracts to Purchase Bonds (1)                         Rating (2)      Provisions (3)          the Trust
_________       _______________________________                         __________      ______________          _________
$  450,000        Abington School District, Montgomery County,          AAA             2005 @ 100              $  450,661
                  Pennsylvania, General Obligation, Series A of                         2021 @ 100 S.F.
                  1995 (FGIC Insured) 5.75%, Due 05/15/2025

   500,000        County of Berks (Pennsylvania), General               AAA             2005 @ 100                 503,745
                  Obligation, Series of 1995 (FGIC Insured),                            2019 @ 100 S.F.
                  5.90%, Due 11/15/2021

   405,000        Lehigh County (Pennsylvania), General Purpose         AAA             2005 @ 102                 410,945
                  Authority, Hospital Revenue (Lehigh Valley                            2011 @ 100 S.F.
                  Hospital, Inc.), Series A of 1995 (MBIA Insured),
                  5.875%, Due 07/01/2015

   750,000      * City of Meadville, Crawford County, Pennsylvania,     AAA             2005 @ 100                 707,198
                  General Obligation, Series of 1995A, (AMBAC Insured),
                  5.25%, Due 10/01/2025

   500,000        City of Philadelphia, Pennsylvania, Gas Works         AAA             2004 @ 102                 469,655
                  Revenue, Fifteenth Series (Subseries 3) (FSA                          2022 @ 100 S.F.
                  Insured), 5.25%, Due 08/01/2024

   500,000        Washington County Authority, Washington County,       AAA             2003 @ 100                 491,500
                  Pennsylvania, Guaranteed Lease Revenue Refunding,                     2014 @ 100 S.F.
                  Series A of 1993 (FGIC Insured),
                  5.625%, Due 06/01/2022
__________                                                                                                      __________
$3,105,000                                                                                                      $3,033,704
==========                                                                                                      ==========

[FN]
________________
_       Units are rated "AAA" as a result of insurance. Such rating, as issued by Standard & Poor's, will be in effect for a period of thirteen months from the Initial Date of Deposit and will, unless renewed, terminate at the end of the period. See "Why and How are the Insured Trusts Insured?"

* Sponsor's contracts for the purchase of all or a portion of these Bonds (approximately 24% of the aggregate principal amount of the Bonds in the Trust) are either on a "when, as and if issued" basis or are delayed delivery Bonds and are expected to be settled on or before November 21, 1995.

        For industry concentrations of the Bonds in the Trust, see page 1.

        See "Notes to Portfolio" on page 7.

                       NOTES TO PORTFOLIO


(1) Sponsor's contracts to purchase Bonds were entered into during the period from October 13, 1995 to October 17, 1995. All contracts to purchase Bonds are expected to be settled on or prior to October 24, 1995 unless otherwise indicated.


Other information regarding the Bonds in the Trust on the Initial
Date of Deposit is as follows:


                        Aggregate                                                       Annual          Annual
                        Offering        Cost of         Profit or                       Insurance       Interest
                        Price of        Bonds to        (Loss) to       Bid Price       Cost to         Income
Trust                   Bonds           Sponsor         Sponsor         of Bonds        Trust           to Trust
_____                   _________       ________        _________       _________       _________       ________
Pennsylvania Insured
  Trust, Series 69      $3,033,704      $3,014,448      $19,256         $3,018,179      $     -         $172,919


Neither Cost of Bonds to Sponsor nor Profit or (Loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates but such amounts reflect the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Bonds. The Offering and Bid Prices of Bonds were determined by Securities Evaluation Service, Inc., certain shareholders of which are officers of the Sponsor.

(2) All ratings are by Standard & Poor's unless otherwise indicated. Such ratings were obtained from a municipal bond information reporting service. The "AAA" rating on each Bond is a result of insurance. Insurance, however, does not cover certain market risks associated with fixed income securities such as accelerated payments of principal, mandatory redemptions prior to maturity or interest rate risks.
See "Why and How are the Insured Trusts Insured?" in Part II of this Prospectus and "Description of Bond Ratings" in the Information Supplement.


(3) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year or, if currently redeemable, the redemption price in effect on the Initial Date of Deposit. Issues of Bonds are redeemable at declining prices (but not below par value) in subsequent years except for original issue discount Bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. See "What are Certain General Matters Relating to the Trusts?-Risk Factors" in Part II of this Prospectus for a discussion of Bond redemptions and a description of certain of such unusual or extraordinary circumstances under which Bonds may be redeemed. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Bonds are used to pay for Unit redemptions). The estimated current return and the estimated long-term return in this event may be affected by such redemptions. For the Federal and state tax effect on Unit holders of such redemptions and resultant distributions, see "Rights of Unit Holders-What is the Federal
Tax Status of Unit Holders?" in Part II of this Prospectus and "Pennsylvania Tax Status."

              Pennsylvania Insured Trust, Series 69
                     Statement of Net Assets

              (The First Trust Combined Series 256)



    At the Opening of Business on the Initial Date of Deposit
                        October 19, 1995




NET ASSETS
Delivery statements relating to Sponsor's contracts to
  purchase tax-exempt municipal bonds (1)(2)(3)                                 $3,033,704
Accrued interest on underlying bonds (2)(3)(4)                                      28,649
Organizational costs (5)                                                             2,500
                                                                                ___________
                                                                                 3,064,853
Less distributions payable (4)                                                      28,649
Less accrued organizational costs (5)                                                2,500
                                                                                ___________
Net assets                                                                      $3,033,704
                                                                                ===========
Outstanding Units                                                                    3,190



ANALYSIS OF NET ASSETS
Cost to investors (6)                                                           $3,190,015
Less gross underwriting commissions (6)                                            156,311
                                                                                ___________
Net assets                                                                      $3,033,704
                                                                                ===========

[FN]

(1) The aggregate offering price of the bonds for the Trust at the opening of business on the Initial Date of Deposit and the cost to the Trust are the same. The offering price is determined by the Evaluator.

(2) Pursuant to delivery statements relating to contracts to purchase bonds, an irrevocable letter of credit has been allocated among each Trust included in The First Trust Combined Series 256 as collateral. The amount of available letter of credit and the amount expected to be utilized as collateral for the Trust is shown below. The amount expected to be utilized is (a) the cost to the Trust of the principal amount of the bonds to be purchased, (b) accrued interest on those bonds to the Initial Date of Deposit, and (c) accrued interest on those bonds from the Initial Date of Deposit to the expected dates of delivery of the bonds, which is exclusive of the amount by which the Trustee has agreed to reduce its fees during the first year ($2,953).

                                                                                                                Accrued
                                                                        Aggregate               Accrued         Interest to
                                Letter of Credit                        Offering                Interest to     Expected
                                                To be                   Price of                Date of         Dates of
Trust                   Available               Utilized                Bonds                   Deposit         Delivery
_____                   _________               ________                _________               ___________     ___________
Pennsylvania Insured
   Trust, Series 69     $3,150,000              $3,063,050              $3,033,704              $28,649         $697

(3) Insurance coverage providing for the scheduled payment of principal and interest on all Bonds deposited in the Trust and delivered to the Trustee has been obtained directly by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit.

(4) The Trustee will advance to the Trust the amount of net interest accrued to October 24, 1995, the First Settlement Date, for distribution to the Sponsor as the Unit holder of record.

(5) The Trust will bear all or a portion of its estimated organizational costs which will be deferred and amortized over a five year period from the Initial Date of Deposit.

(6) The aggregate cost to investors and the aggregate gross underwriting commissions of 4.9% are computed assuming no reduction of sales charge for quantity purchases.

REPORT OF INDEPENDENT AUDITORS


The Sponsor, Nike Securities L.P., and Unit Holders
The First Trust Combined Series 256
Pennsylvania Insured Trust, Series 69



We have audited the accompanying statement of net assets, including the portfolio, of Pennsylvania Insured Trust, Series 69 ("the
Trust"), included in The First Trust Combined Series 256, as of the opening of business on October 19, 1995. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on October 19, 1995. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Pennsylvania Insured Trust, Series 69, included in The First
Trust Combined Series 256, at the opening of business on October
19, 1995 in conformity with generally accepted accounting principles.



                                        ERNST & YOUNG LLP



Chicago, Illinois
October 19, 1995

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Page 10 of 12





             This page is intentionally left blank.




Page 11 of 12




               FIRST TRUST (registered trademark)


                    PENNSYLVANIA INSURED TRUST
                            Series 69

                           Prospectus
                             Part I


               First Trust (registered trademark)

                1001 Warrenville Road, Suite 300
                      Lisle, Illinois 60532
                         1-708-241-4141



                            Trustee:

                    The Chase Manhattan Bank
                     (National Association)

                          770 Broadway
                    New York, New York 10003
                         1-800-682-7520

                      This Part One Must Be
                    Accompanied by Part Two.



                        October 19, 1995


                  PLEASE RETAIN THIS PROSPECTUS
                      FOR FUTURE REFERENCE


Page 12 of 12





     The First Trust (registered trademark) Combined Series




                       Prospectus Part II
                      Dated September 7, 1995



This Part II of the Prospectus may not be distributed unless accompanied by Part I. Both Parts of this Prospectus should be retained for future reference.

FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN
THE PROSPECTUS IN THE FORM OF AN "INFORMATION SUPPLEMENT" MAY
BE OBTAINED WITHIN FIVE BUSINESS DAYS BY CALLING THE TRUSTEE AT
1-800-682-7520.

IN THE OPINION OF COUNSEL, INTEREST INCOME TO THE TRUSTS AND TO
UNIT HOLDERS, WITH CERTAIN EXCEPTIONS, IS EXEMPT UNDER EXISTING
LAW FROM ALL FEDERAL INCOME TAXES. IN ADDITION, THE INTEREST INCOME
TO THE TRUSTS IS, IN THE OPINION OF SPECIAL COUNSEL, EXEMPT TO
THE EXTENT INDICATED FROM STATE AND LOCAL TAXES WHEN HELD BY RESIDENTS OF THE STATE IN WHICH THE ISSUERS OF THE BONDS IN SUCH TRUST ARE
LOCATED. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX.

What is the First Trust Combined Series?


The First Trust Combined Series is one of a series of investment companies created by the Sponsor, all of which are generally similar but each of which is separate and is designated by a different series number. This Series consists of underlying separate unit investment trusts set forth in each Part I of this Prospectus
(such Trusts being collectively referred to herein as the "Fund").
This Series was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial
Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank (National Association), as Trustee, Securities Evaluation Service, Inc., as Evaluator and First Trust Advisors L.P., as
Portfolio Supervisor. On the Initial Date of Deposit, the Sponsor deposited with the Trustee interest-bearing obligations, including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases (the "Bonds"). The Trustee thereafter credited the account of the Sponsor for Units of each Trust representing the entire ownership of the Fund which Units are being offered hereby. The various trusts are collectively referred to herein as the "Trusts" while all Trusts that are not designated as "The First Trust Advantage" are sometimes collectively referred to herein as the "Insured
Trusts" and a Trust with the name designation of "The First Trust of Insured Municipal Bonds, Discount Trust" or "The First Trust
Advantage: Discount Trust" is sometimes referred to herein as a "Discount Trust."


The objectives of the Fund are Federal tax-exempt income and state and local tax-exempt income and conservation of capital through investment in portfolios of interest-bearing obligations issued by or on behalf of the state for which such Trust is named (collectively, the "State Trusts"), and counties, municipalities, authorities and political subdivisions thereof, territories or municipalities of the United States, or authorities or political subdivisions thereof, the interest on which obligations is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from all Federal income tax and, where applicable, state and local taxes under existing law although interest on certain
Bonds in certain Trusts as indicated in Part I of this Prospectus will be a preference item for purposes of the Alternative Minimum
Tax. Insurance guaranteeing the scheduled payment of all principal and interest on Bonds in the Trusts with the name designation of "The First Trust of Insured Municipal Bonds," "The First Trust of Insured Municipal Bonds-Intermediate" or "The First Trust of
Insured Municipal Bonds-Multi-State" (the "Insured Trusts") has been obtained by such

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Trusts from Financial Guaranty Insurance Company ("FGIC") and/or AMBAC Indemnity Corporation ("AMBAC") or was obtained directly by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit from FGIC, AMBAC or other insurers (the "Preinsured Bonds"). NO PORTFOLIO INSURANCE POLICY HAS BEEN OBTAINED BY THE TRUSTS WITH THE NAME DESIGNATION OF "THE FIRST TRUST ADVANTAGE" (THE "ADVANTAGE TRUSTS"). The portfolio insurance obtained by the Insured Trusts is effective only while the Bonds thus insured are held in such Trusts, while insurance on Preinsured Bonds is effective so long as such Bonds are outstanding. See
"Why and How are the Insured Trusts Insured?"

On the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Bonds in each Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Bonds in a Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit of additional Bonds will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit. The actual proportionate relationship may differ from the original proportionate relationship due to the sale, redemption or liquidation of any of the Bonds deposited in a Trust on the Initial Date of Deposit, or any subsequent date of deposit. See "How May Bonds be Removed from the Fund?" Since the prices of the underlying Bonds will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Bonds represented by each Unit will not change as a result of the deposit of additional Bonds in a Trust.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Bonds deposited in a Trust set forth under "Summary of Essential Information" appearing in each Part I of this Prospectus. To the extent that Units of a Trust are redeemed, the aggregate value of the Bonds in a Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of a Trust will increase, although the actual interest in such Trust represented by such fraction will remain substantially unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Trust Agreement. However, if additional Units are issued by a Trust in connection with the deposit of additional Bonds by the Sponsor, the aggregate value of the Bonds in a Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of a Trust will be decreased proportionately. See "How May Units be Redeemed?" Each Trust has a Mandatory Termination Date as set forth under "Summary of Essential Information" appearing in each Part I of this Prospectus.

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. There is, of course, no guarantee that the Trusts' objectives will be achieved. See "What are Certain General Matters Relating to the Trusts?-Risk Factors."

What are Certain General Matters Relating to the Trusts?

In selecting Bonds, the following facts, among others, were considered:
(i) the Standard & Poor's rating or Fitch Investors Service, Inc.'s rating of the Bonds was in no case less than "BBB" in the case of an Insured Trust and "A-" in the case of an Advantage Trust, or the Moody's rating of the Bonds was in no case less than "Baa" in the case of an Insured Trust and "A" in the case of an Advantage Trust, including provisional or conditional ratings, respectively, or, if not rated, the Bonds had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Description of Bond Ratings"); (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity; (iii) with respect to the Insured Trusts, the availability and cost of insurance of the principal and interest on the Bonds and (iv) the diversification of Bonds as to purpose of issue and location of issuer. Subsequent to the Initial Date of Deposit, a Bond may cease to be rated or its rating may be reduced below the minimum required as of the Initial Date of Deposit. Neither event requires elimination of such Bond from the portfolio, but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bond. See "Rights of

Unit Holders-How May Bonds be Removed from the Fund?" For additional risks specific to the individual State Trusts see "Risk Factors" appearing in Part I for each State Trust.

Risk Factors

The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon, and which also therefore may adversely affect the ratings of such Bonds. With respect to the Insured Trusts, however, because of the insurance on the Bonds, such changes should not adversely affect either (i) an Insured Trust's receipt of principal and interest on any individual Bonds, or (ii) the Units' triple-A rating. For economic risks specific to the individual State Trusts, see each Part I of this Prospectus and the Information Supplement to this Prospectus. Certain of the Trusts may contain some of the following types of Bonds:

Discount Bonds are Bonds which have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. The market discount on previously issued bonds will increase when interest rates for newly issued comparable bonds increase and decrease when such interest rates fall, other things being equal. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "What is the Federal
Tax Status of Unit Holders?"

Original Issue Discount Bonds are Bonds which are originally issued at a price which represents a discount from the Bonds' stated redemption price at maturity. Under current law, the original issue discount is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "What is the Federal Tax Status of Unit Holders?"
The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity.
The market value tends to increase in greater increments as the Bonds approach maturity.

Zero Coupon Bonds represent a certain type of original issue discount bonds which do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero Coupon Bonds may be subject to greater price volatility than conventional bonds. Zero Coupon Bond features include (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While Zero Coupon Bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection.

Premium Bonds are Bonds which have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued bonds of comparable rating and type. The current returns of such bonds are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemptions are more likely to occur at times when the Bonds have an offering side valuation which represents a premium over par, or for original issue discount Bonds, a premium over the accreted value. To the extent that the Bonds were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering
Price of the Units. The Trust may be required to sell Zero Coupon
Bonds prior to maturity (at their current market price which is likely to be less than their par value) in order to pay expenses of the Trust or in case the Trust is terminated. See "Rights of Unit Holders: How May Bonds be Removed from the Fund?" and "Other
Information: How May the Indenture be Amended or Terminated?"

General Obligation Bonds are general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds, both within a particular classification and between classifications, depending on numerous factors.

Healthcare Revenue Bonds are obligations of issuers whose revenues are primarily derived from services provided by hospitals or other health care facilities, including nursing homes. A health care issuer's ability to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand, government regulations, wages of employees, overhead expenses, competition from other similar providers, malpractice insurance costs and the degree of governmental financial assistance, including Medicare and Medicaid and other similar third-party payer programs.

Housing Revenue Bonds are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing
Revenue Bonds are generally payable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including interest rates, occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

Water and Sewerage Revenue Bonds are obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

Electric Utility Revenue Bonds are obligations of issuers whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, increased Federal, state and municipal government regulations, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation.

Lease Obligation Revenue Bonds are obligations issued primarily by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings (i.e., schools, administrative offices, convention centers and prisons) or the purchase of equipment (i.e., police cars and computer systems) that will be used by a state or local government
(the "lessee"). These obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year, or construction and abatement risk-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee.

Industrial Revenue Bonds ("IRBs") are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payments on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

Transportation Facility Revenue Bonds are obligations payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Educational Obligation Revenue Bonds are obligations of issuers which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes. General problems relating to college and university obligations include the prospect of a declining percentage of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Resource Recovery Facility Revenue Bonds are obligations which are payable from and secured by revenues derived from the operation of facilities designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities.

Bonds of Issuers Located in the Commonwealth of Puerto Rico. Certain Trusts may contain Bonds of issuers located in the Commonwealth of Puerto Rico or issuers which will be affected by general economic conditions of Puerto Rico. Puerto Rico's unemployment rate remains significantly higher than the U.S. unemployment rate. Furthermore, the economy is largely dependent for its development upon U.S. policies and programs that are being reviewed and may be eliminated.

The Puerto Rican economy consists principally of manufacturing (pharmaceuticals, scientific instruments, computers, microprocessors, medical products, textiles and petrochemicals), agriculture (largely sugar) and tourism. Most of the island's manufacturing output is shipped to the mainland United States, which is also the chief source of semi-finished manufactured articles on which further manufacturing operations are performed in Puerto Rico. Since World War II the economic importance of agriculture for Puerto Rico, particularly in the dominance of sugar production, has declined. Nevertheless, the Commonwealth-controlled sugar monopoly remains an important economic factor and is largely dependent upon Federal maintenance of sugar prices, the discontinuation of which could severely affect Puerto Rico sugar production. The level of tourism is affected by various factors including the strength of the U.S. dollar. During periods when the dollar is strong, tourism in foreign countries becomes relatively more attractive.

The Puerto Rican economy is affected by a number of Commonwealth and Federal investment incentive programs. For example, Section
936 of the Internal Revenue Code provides for a credit against Federal income taxes for U.S. companies operating on the island if certain requirements are met. The Omnibus Budget Reconciliation
Act of 1993 imposes limits on such credit, effective for tax years beginning after 1993. In addition, from time to time proposals are introduced in Congress which, if enacted into law, would eliminate some or all of the benefits of Section 936. Although no assessment can be made at this time of the precise effect of such limitation, it is expected that the limitation of Section 936 credits would have a negative impact on Puerto Rico's economy.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of Puerto Rico and various agencies and political subdivisions located in Puerto
Rico. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Trusts to pay interest on or principal of the Bonds.

Investors should be aware that many of the Bonds in the Trusts are subject to continuing requirements such as the actual use of Bond proceeds or manner of operation of the project financed from Bond proceeds that may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in the Trusts an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unit holders to unanticipated tax liabilities.

Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. Certain of the Bonds contained in the Trusts may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions, special or extraordinary redemption provisions or otherwise. See "Portfolio" in each Part
I of this Prospectus for the earliest scheduled call date and the initial redemption price for each Bond. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par or, in the case of a zero coupon bond, at the accreted value from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. Special or extraordinary redemption provisions may provide for redemption at par (or for original issue discount bonds at issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium) of all or a portion of an issue upon the occurrence of certain circumstances specified in a Bond's "Official Statement." The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the long-term return and the current return on Units of each Trust. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the Bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value. Unit holders may recognize capital gain or loss upon any redemption or call.

The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in each Trust. Contracts are typically settled and the Bonds delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Bonds of each Trust relating to "when, as and if issued" Bonds or other Bonds with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit, if any, is indicated in "Portfolio" appearing in each Part I of this Prospectus. Interest on "when, as and if issued" and delayed delivery Bonds begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Bonds have not yet been issued, as of the Initial Date of Deposit each Trust is subject to the risk that the issuers thereof might decide not to proceed with the offering of such Bonds or that the delivery of such Bonds or the delayed delivery Bonds may be delayed. If such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Long-Term Return and the Estimated Current Return
(if applicable) shown in "Special Trust Information" appearing in each Part I of this Prospectus for that Trust may be reduced.

In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified bonds ("New Bonds") to make up the original corpus of such Trust. The New Bonds must be purchased within twenty days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The New
Bonds (i) must satisfy the criteria previously described for Bonds originally included in the Trust, (ii) must have a fixed maturity date of at least ten years or, in the case of a shorter term Trust, within the range of maturities of the Bonds initially deposited in such Trust, but not exceeding the maturity date of the Failed
Bonds, (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Initial
Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) with respect to an Insured Trust, at the time of acquisition must be insured under either the insurance policy obtained by such Insured Trust or an insurance policy obtained by the Bond issuer, the underwriters, the Sponsor or others and (vi) shall have the benefit of exemption from Federal and state taxation on interest to an equal or greater extent than the Failed Bonds they replace. Whenever a New Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unit holders of such Trust of the acquisition of the New Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to such Trust of the Failed Bond exceeded the cost of the New Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment.

If New Bonds are not acquired in the event of a failed contract, the Sponsor shall refund the sales charge attributable to such failed contract to all Unit holders of the affected Trust, and the principal and accrued interest (at the coupon rate of the relevant Bond to the date the Sponsor is notified of the failure) attributable to such failed contract shall be distributed not more than thirty days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unit holders of the affected Trust. The portion of such interest paid to a Unit holder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income.

To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trusts. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in a Trust. Such litigation may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received opinions of bond counsel to the issuing authority of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal income taxes and state and local taxes, except that interest income of certain Bonds in certain
Trusts may be included as an item of tax preference in calculating the Alternative Minimum Tax applicable to both individuals and corporations. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

What are Estimated Long-Term Return and Estimated Current Return?

At the opening of business on the Initial Date of Deposit, the Estimated Current Return (if applicable) and the Estimated Long-Term Return under the monthly and semi-annual distribution plans are as set forth in "Special Trust Information" appearing in Part
I of this Prospectus for each Trust. Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Any change in either amount will result in a change in the Estimated Current Return. For each Trust, the Public Offering Price will vary in accordance with fluctuations in the prices of the underlying Bonds and the

Net Annual Interest Income per Unit will change as Bonds are redeemed, paid, sold or exchanged in certain refundings or as the expenses of each Trust change. Therefore, there is no assurance that the Estimated Current Return (if applicable) appearing in Part I of this Prospectus will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration and determines and factors in the relative weightings of the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit of a Trust. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the Estimated Long-Term Return indicated in Part I of this Prospectus will be realized in the future. Estimated Current Return and Estimated
Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Initial Date of Deposit. Neither rate reflects the true return to Unit holders, which is lower, because neither includes the effect of certain delays in distributions to Unit holders.

In order to acquire certain of the Bonds contracted for by the Sponsor for deposit in a Trust, it may be necessary to pay on the settlement dates for delivery of such Bonds amounts covering accrued interest on such Bonds which exceed the amounts furnished by the Sponsor. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Bonds with respect to which such payments have been made. Also, since interest on the Bonds in a Trust does not begin accruing as tax-exempt interest income to the benefit of Unit holders until their respective dates of delivery, the Trustee will, in order to obtain for the Unit holders the estimated net annual interest income during the first year of each Trust's operations as is indicated in the "Special Trust Information" appearing in each Part I of this Prospectus, reduce its fee and, to the extent necessary, pay expenses of each Trust in an amount equal to the amount of interest that would have so accrued on such Bonds between the settlement date of units purchased on the Initial Date of Deposit and such dates of delivery.

A comparison of tax-free and equivalent taxable estimated current returns and estimated long-term returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar
Trusts sponsored by Nike Securities L.P. with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust.

How is Accrued Interest Treated?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee.
For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unit holders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unit holder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unit Holders-How are Interest and Principal Distributed?"

Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Unit holders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unit holder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unit holders and since such Account is non-interest-bearing to Unit holders, the Trustee benefits thereby.

What are the Expenses and Charges?

With the exception of bookkeeping and other administrative services provided to the Trusts, for which the Sponsor will be reimbursed in amounts as set forth under "Special Trust Information" in each
Part I of this Prospectus, the Sponsor will not receive any fees in connection with its activities relating to the Trusts. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Special Trust Information" in each
Part I of this Prospectus, for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in each Trust on January 1 of each year except for Trusts which were established subsequent to the last January 1, in which case the fee will be based on the number of Units outstanding in such Trusts as of the respective Dates of Deposit. While the bookkeeping and administrative charges and the supervisory services fees may exceed the actual costs of providing such services for this Fund, at no time will the total amount received for such services rendered to unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to the Sponsor or First Trust Advisors L.P. of supplying such services in such year.

For each valuation of the Bonds in a Trust after the initial public offering period, the Evaluator will receive a fee as indicated in the "Special Trust Information" in each Part I of this Prospectus. The Trustee pays certain expenses of the Trusts for which it is reimbursed by the Trust or Trusts. The Trustee will receive for its ordinary recurring services to a Trust a fee as indicated in the "Special Trust Information" appearing in each Part I of this Prospectus. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders." Bankers Trust Company issued the irrevocable letter of credit for the Fund and provides a line of credit which the Sponsor may utilize to acquire securities (which may include certain of the Bonds deposited in the Fund). The Trustee's and Evaluator's fees are payable monthly on or before each Distribution Date from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of such Trust. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Fund is expected to result from the use of these funds. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.

The aggregate cost of the portfolio insurance obtained by an Insured Trust is indicated in Note 1 of "Notes to Portfolio" appearing in each Part I of this Prospectus. The portfolio insurance continues so long as such Trust retains the Bonds thus insured. Premiums are payable monthly in advance by the Trustee on behalf of such Trust. The Trustee will advance the initial premium for the portfolio insurance obtained by an Insured Trust and will recover its advancement without interest or other costs to such Trust from interest received on Bonds in such Trust. As Bonds in the portfolio are redeemed by their respective issuers or are sold by the Trustee, the amount of premium will be reduced in respect of those Bonds no longer owned by and held in the Trust which were insured by insurance obtained by such Trust. Preinsured Bonds in an Insured Trust are not insured by such Trust. The premium payable for Permanent Insurance will be paid solely from the proceeds of the sale of such Bond in the event the Trustee exercises the right to obtain Permanent Insurance on a Bond. The premiums for such Permanent Insurance with respect to each Bond will decline over the life of the Bond.
An Advantage Trust is not insured; accordingly, there are no premiums for insurance payable by such Trust.

Expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees, the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trusts and amortized over the first five years of such Trusts. The following additional charges are or may be incurred by a Trust: all expenses (including legal and annual auditing expenses) of the Trustee incurred by or in connection with its responsibilities under the Indenture, except in the event of negligence, bad faith or willful misconduct on its part; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Bonds or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor contemplated);
and expenditures incurred in contacting Unit holders upon termination of the Trust. The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds of a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Interest and Principal Accounts of the Trust.

Unless the Sponsor determines that such an audit is not required, the Indenture requires that the accounts of each Trust shall be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for Units, the Sponsor shall bear the cost of such annual audits to the extent such cost exceeds $.50 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements from the Trustee upon request.

Why and How are the Insured Trusts Insured?

THE FOLLOWING DISCUSSION IS APPLICABLE ONLY TO THE INSURED TRUSTS. THE BONDS IN THE PORTFOLIO OF AN ADVANTAGE TRUST ARE NOT INSURED
BY INSURANCE OBTAINED BY THE FUND.

All Bonds in the portfolio of an Insured Trust are insured as to the scheduled payment of interest and principal by policies obtained by each Insured Trust from FGIC or AMBAC, or obtained by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit directly from one of the insurers listed below or other insurers (the "Preinsured Bonds"). The claims-paying ability of each of these insurers was rated AAA by Standard &
Poor's or another nationally recognized rating organizaiton at the time the insured Bonds were purchased for the Trust. The insurance policy obtained by each Insured Trust is noncancellable and will continue in force for such Trust so long as such Trust is in existence and the Bonds described in the policy continue to be held by such Trust (see "Portfolio" in Part I of the Prospectus for each Insured Trust). Nonpayment of premiums on the policy obtained by each Insured Trust will not result in the cancellation of insurance, but will permit FGIC and/or AMBAC to take action against the Trustee to recover premium payments due it. Premium rates for each issue of Bonds protected by the policy obtained by each Insured Trust are fixed for the life of such Trust. The premium for any Preinsured
Bonds has been paid in advance by the Bond issuer, the underwriters, the Sponsor or others and any such policy or policies are noncancellable and will continue in force so long as the Bonds so insured are outstanding and the insurer and/or insurers thereof remain in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy, or if the rating assigned to the claims-paying ability of such insurer deteriorates, FGIC and/or AMBAC has no obligation to insure any issue adversely affected by either of the above described events. A monthly premium is paid by each Insured Trust for the insurance obtained by such Trust, which is payable from the interest income received by such Trust. In the case of Preinsured Bonds, no premiums for insurance are paid by the Insured Trust. Further information concerning the individual insurers can be found in the Information Supplement to this Prospectus.

Insurance obtained by each Insured Trust or by the Bond issuer, the underwriters, the Sponsor or others does not guarantee the market value of the Bonds or the value of the Units of such Trust. The insurance obtained by an Insured Trust is effective only as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, the insurance terminates as to such Bond on the date of sale. In the event of a sale of a Bond insured by an Insured Trust, the Trustee has the right to obtain Permanent Insurance upon the payment of an insurance premium from the proceeds of the sale of such Bond. Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value to such insurance obtained by an Insured Trust (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units only if the Bonds covered by such insurance are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default. The value of the insurance will be equal to the difference between
(i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering-How is the Public Offering Price Determined?" herein for a more complete description of the Evaluator's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance on a Preinsured Bond is effective as long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The following summary information relating to the listed insurance companies has been obtained from publicly available information:


                                                Financial Information
                                                as of December 31, 1994
                                                (in millions of dollars)
                                        ____________________________________________
                                        Date            Admitted        Policyholders'
Name                                    Established     Assets          Surplus
_____                                   ___________     _________       ______________
AMBAC Indemnity Corporation             1970            $2,145          $  782
Capital Guaranty Insurance Company      1986               304             168
Capital Markets Assurance Corporation   1987               199             140
Connie Lee Insurance Company            1987               194             106
Financial Guaranty Insurance Company    1984             2,131             894
Financial Security Assurance, Inc.      1984               804             344
MBIA Insurance Corporation              1986             3,401           1,110



Because the Bonds in each Insured Trust are insured as to the scheduled payment of principal and interest and on the basis of the financial condition of the insurance companies referred to above, Standard & Poor's has assigned to units of each Insured Trust its "AAA" investment rating. This is the highest rating assigned to securities by Standard & Poor's. See "Description of Bond Ratings." The obtaining of this rating by each Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of each Insured Trust or the Units of such Trust. Standard
& Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Trust or sales by each Trust of Bonds for less than the purchase price paid by such Trust will reduce payment to Unit holders of the interest and principal required to be paid on such Bonds. There is no guarantee that the "AAA" investment rating with respect to the Units of an Insured Trust will be maintained.

An objective of portfolio insurance obtained by such Insured Trust is to obtain a higher yield on the Bonds in the portfolio of such Trust than would be available if all the Bonds in such portfolio had the Standard & Poor's "AAA" and/or Moody's Investors Service, Inc. "Aaa" rating(s) and at the same time to have the protection of insurance of scheduled payment of interest and principal on the Bonds. There is, of course, no certainty that this result will be achieved. Bonds in a Trust for which insurance has been obtained by the Bond issuer, the underwriters, the Sponsor or others (all of which were rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's Investors Service, Inc.) may or may not have a higher yield than uninsured bonds rated

"AAA" by Standard & Poor's or "Aaa" by Moody's Investors Service,
Inc. In selecting Bonds for the portfolio of each Insured Trust, the Sponsor has applied the criteria herein before described.

Chapman and Cutler, Counsel for the Sponsor, has given an opinion
(with respect to insured Bonds) to the effect that the payment of insurance proceeds representing maturing interest on defaulted municipal obligations paid by an insurer would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations. See "What is the Federal Tax Status of Unit Holders?"

                         PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, such price is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds in each Trust, an amount as indicated in the following table. During the initial offering period, the Sponsor's Repurchase Price is equal to the Evaluator's determination of the aggregate offering price of the Bonds in a Trust. A National Trust consists of The
First Trust of Insured Municipal Bonds. A State Trust consists of The First Trust of Insured Municipal Bonds-Multi-State and/or
The First Trust Advantage other than an Intermediate, Long Intermediate, Short Intermediate or Discount Trust. An Intermediate, Long Intermediate, Short Intermediate or Discount Trust consists of trusts so designated.

                                        Initial Offering Period (1)
                                                Sales Charge
                                        _____________________________
                                        Percentage      Percentage
                                        of Public       of Net
                                        Offering        Amount
Series of the Fund                      Price           Invested
__________________                      _________       _________
National Trust and certain State Trusts 4.9%            5.152%
Other State Trusts                      5.5             5.820
Long Intermediate Trust                 4.4             4.603
Intermediate Trust                      3.9             4.058
Short Intermediate Trust                3.0             3.093

_____________________
(1) The Public Offering Price includes a proportionate share of interest accrued but unpaid on the Bonds after the First Settlement Date to the date of settlement. See "General Trust Information-How is Accrued Interest Treated?"

The applicable sales charge is reduced by a discount as indicated in "Summary of Essential Information" in each Part 1 of this Prospectus (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below) for volume purchases.

The Public Offering Price of Units for secondary market purchases will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds in a Trust, the appropriate sales charge determined in accordance with the schedule set forth in the Information Supplement to this Prospectus, based upon the number of years remaining to the maturity of each Bond in the portfolio of the Trust, adjusting the total to reflect the amount of any cash held in or advanced to the principal account of the Trust and dividing the result by the number of Units of such Trust then outstanding. The minimum sales charge on Units will be 3% of the Public Offering Price (equivalent to 3.093% of the net amount invested). For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The offering price of Bonds in the Trust may be expected to be greater than the bid price of such Bonds by approximately 1-2% of the aggregate principal amount of such Bonds.

An investor may aggregate purchases of Units of two or more consecutive series of a particular State, National, Discount, Intermediate, Long Intermediate or Short Intermediate Trust for purposes of calculating the discount for volume purchases listed above. The purchaser must inform the Underwriter or dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and the Underwriters and their subsidiaries, the sales charge is reduced by 2.0% of the Public Offering Price for purchases of Units during the primary and secondary public offering periods.

Any such reduced sales charge shall be the responsibility of the selling Underwriter or dealer except that with respect to purchases of Units of $500,000 or more, the Sponsor will reimburse the selling Underwriter or dealer in an amount equal to $2.50 per Unit (in the case of a Discount Trust, .25% of the Public Offering Price). The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one Underwriter or dealer and, for purposes of calculating the applicable sales charge, purchases of Units in the Fund will be aggregated with concurrent purchases by the same person from such Underwriter or dealer of Units in any series of tax-exempt unit investment trusts sponsored by Nike Securities L.P. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser will be deemed, for the purpose of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

On the Initial Date of Deposit, the Public Offering Price is as indicated in the "Summary of Essential Information" appearing in each Part I of this Prospectus. The Public Offering Price during the initial offering period will vary from day-to-day due to fluctuations in the amount of interest accrued but unpaid on Bonds in each Trust of the Fund and/or fluctuations in the prices of the underlying Bonds.

The aggregate price of the Bonds in each Trust is determined by the evaluator (the "Evaluator"), on the basis of bid prices or offering prices as is appropriate, (1) on the basis of current market prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;
(2) if such prices are not available for any of the Bonds, on the basis of current market prices for comparable bonds; (3) by determining the value of the Bonds by appraisal; or (4) by any combination of the above. Unless Bonds are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust. On the other hand, the value of insurance obtained by the issuer of Bonds in a Trust is reflected and included in the market value of such Bonds.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") and which are covered by insurance obtained by an Insured Trust, the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance) and
(ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of FGIC and/or AMBAC to meet its commitments under the Insured
Trust's insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

During the initial public offering period, a determination of the aggregate price of the Bonds in a Trust is made by the Evaluator on an offering price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales made subsequent to the last preceding determination. For purposes of such determinations, the close of trading on the New York Stock Exchange is 4:00 p.m. eastern standard time. For secondary market purposes, the Evaluator will be requested to make such a determination, on a bid price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales, purchases or redemptions made subsequent to the last preceding determination.

Although payment is normally made three days following the order for purchase (the date of settlement), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units Be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, until the primary distribution of the Units offered by this Prospectus is completed, Units will be offered to the public at the Public Offering Price, computed as described above, by the Underwriters, including the Sponsor
(see "What are the Underwriting Concessions?") and through dealers and other selling agents. The initial offering period may be up to approximately 360 days. During this period, the Sponsor may deposit additional Bonds in each Trust and create additional Units. Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this Prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Fund for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of $32 per Unit for a National Trust and certain State Trusts, $33 per Unit for other State Trusts, $28 per Unit for a Long Intermediate Trust, $25 per Unit for an Intermediate Trust and $18 per Unit for a Short Intermediate Trust. However, resales of Units of a Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. Any broker/dealer or bank will receive additional concessions for purchases made from the Sponsor on the Initial Date of Deposit resulting in total concessions as contained in the following table:


                                                Total Concession per Unit(1)
                                        ____________________________________________
                                        250-499         500-999         1,000 or more
                                        Units           Units           Units
Series of the Fund                      Purchased       Purchased       Purchased
__________________                      __________      __________      ____________
National Trust and a State Trust
  with a 4.9% sales charge              $35.00          $37.00          $38.00
State Trust with a 5.5% sales charge    $36.00          $38.00          $39.00
Long Intermediate Trust                 $31.00          $32.00          $33.00
Intermediate Trust                      $26.00          $27.00          $28.00
Short Intermediate Trust                $21.00          $22.00          $22.00

______________
(1) The applicable concession will be allotted to broker/dealers or banks who purchase Units from the Sponsor only on the Initial
Date of Deposit of a given Trust.

What are the Sponsor's Profits?

The Underwriters of each Trust, including the Sponsor, will receive a gross sales commission equal to 4.9% of the Public Offering
Price of the Units for a National Trust and certain State Trusts (5.152% of the net amount invested), 5.5% of the Public Offering Price of the Units for other State Trusts (5.820% of the net amount invested), 4.4% of the Public Offering Price of the Units for a Long Intermediate Trust (4.603% of the net amount invested), 3.9% of the Public Offering Price of the Units for an Intermediate Trust (4.058% of the net amount invested) and 3.0% of the Public Offering Price of the Units for a Short Intermediate Trust (3.093% of the net amount invested), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "What are the Underwriting Concessions?" for information regarding the receipt of the excess gross sales commissions by the Sponsor from the other Underwriters and additional concessions available to Underwriters, dealers and other selling agents. In addition, the Sponsor and the other Underwriters of each Trust may be considered to have realized a profit or the Sponsor may be considered to have sustained a loss, as the case may be for each Trust, in the amount of any difference between the cost of the Bonds to each Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Bonds of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Bonds of such Trust to the Sponsor (including the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Bonds). See "What are the Underwriting Concessions?"
and Note 1 of "Notes to Portfolio" appearing in each Part I of this Prospectus. Such profits or losses may be realized or sustained by the Sponsor and the other Underwriters with respect to Bonds which were acquired by the Sponsor from underwriting syndicates of which it and the other Underwriters were members. During the initial offering period, the Underwriters also may realize profits or sustain losses from the sale of Units to other Underwriters or as a result of fluctuations after the Initial Date of Deposit or subsequent dates of deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters.

The Sponsor has not participated as sole underwriter or manager or member of underwriting syndicates from which any of the Bonds in the Fund were acquired. An underwriter or underwriting syndicate purchases bonds from the issuer on a negotiated or competitive bid basis as principal with the motive of marketing such bonds to investors at a profit.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased (based on the bid prices of the Bonds in each Trust) and the price at which Units are resold (which price is also based on the bid prices of the Bonds in each Trust and includes a sales charge of 5.8% for a National or Discount Trust, 5.8% for a State Trust, 4.7% for an Intermediate or Long Intermediate Trust and 3.7% for a Short Intermediate Trust) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


What are the Underwriting Concessions?

The Agreement Among Underwriters provides that a public offering of the Units of each Trust will be made at the Public Offering
Price described in the Prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Public Offering-How are Units Distributed?"

The Sponsor will receive from the Underwriters the excess over the gross sales commission contained in the following table:


                                                        Underwriting Concession per Unit
                                         ___________________________________________________________
                                        100-249         250-499         500-999         1,000 or More
                                        Units           Units           Units           Units
Series of the Fund                      Underwritten    Underwritten    Underwritten    Underwritten
__________________                      ____________    ____________    ____________    ____________
National Trust and a State Trust
  with a 4.9% sales charge              $35.00          $37.00          $38.00          $38.00
State Trust with a 5.5% sales charge    $36.00          $38.00          $39.00          $41.00
Long Intermediate Trust                 $30.00          $32.00          $33.00          $34.00
Intermediate Trust                      $26.00          $28.00          $28.00          $29.00
Short Intermediate Trust                $20.00          $22.00          $22.00          $22.00



In addition to any other benefits that the Underwriters may realize from the sale of the Units of a Trust, the Agreement Among Underwriters provides that the Sponsor will share with the other Underwriters
50% of the net gain, if any, represented by the difference between the Sponsor's cost of the Bonds in connection with their acquisition (including the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Bonds and including the effects of portfolio hedging gains and losses and portfolio hedging transaction costs) and the Aggregate Offering Price thereof on the Initial Date of Deposit, less a charge for acquiring the Bonds in the portfolio and for the Sponsor maintaining a secondary market for the Units. Furthermore, any underwriter that sells a total of 1,000 Units or more of any National Trust will receive an additional $2.00 per Unit sold. See "Public Offering-What are the Sponsor's Profits?" and Note 1 of "Notes to Portfolio" in each Part I of this Prospectus. McLaughlin, Piven, Vogel Securities, Inc. ("MPV") and Nike Securities L.P. have an agreement under which MPV will receive from Nike Securities L.P. reimbursement for certain costs and further compensation, in addition to that described above, based on the number of Units it underwrites or otherwise sells and on the total Units of Nike Securities L.P.
products sold.

From time to time the Sponsor may implement programs under which Underwriters and dealers of the Fund may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of an Underwriter or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts.
These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously to offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid price of the Bonds in the portfolio of each Trust plus interest accrued to the date of settlement. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator, the other expenses of the Trust and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. The Sponsor may, at any time, discontinue purchases of Units at such prices. If a Unit holder wishes to dispose of his Units, he should inquire of the Sponsor as to current market prices prior to making a tender for redemption to the Trustee. Prospectuses relating to certain other bond funds indicate an intention, subject to change, on the part of the respective sponsors of such funds to repurchase units of those funds on the basis of a price higher than the bid prices of the securities in the funds.

Consequently, depending upon the prices actually paid, the repurchase price of other sponsors for units of their funds may be computed on a somewhat more favorable basis than the repurchase price offered by the Sponsor for Units of a Trust in secondary market transactions. As in this Fund, the purchase price per unit of such bond funds will depend primarily on the value of the securities in the portfolio of the fund.

                     RIGHTS OF UNIT HOLDERS

How are Certificates Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units is evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three days following such order or shortly thereafter. Certificates to be redeemed or transferred must be surrendered to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification. Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected in respect thereof. When a change is made, the existing certificate must be surrendered to the Trustee and a new certificate issued to reflect the then currently effective plan of distribution.
There is no charge for this service.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred for reasons other than to change the plan of distribution, and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Interest and Principal Distributed?

Interest from each Trust after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to FGIC and/or AMBAC or to the Sponsor as the Unit holder of record as of the First Settlement Date will be distributed on or shortly after the last day of each month on a pro rata basis to Unit holders of record as of the preceding Record Date who are entitled to distributions at that time under the plan of distribution chosen. All distributions for a Trust will be net of applicable expenses for such Trust.

Record Dates for the distribution of interest under the semi-annual distribution plan are the fifteenth day of June and December with the Distribution Dates being the last day of the month in which the related Record Date occurs. It is anticipated that an amount equal to approximately one-half of the amount of net annual interest income per Unit will be distributed on or shortly after each Distribution Date to Unit holders of record on the preceding Record Date. See
"Special Trust Information" appearing in each Part I of this Prospectus.

Record Dates for monthly distributions of interest are the fifteenth day of each month. The Distribution Dates for distributions of interest under the monthly plan is the last day of each month in which the related Record Date occurs. All Unit holders will receive the first distribution of interest regardless of the plan of distribution chosen and all Unit holders will receive such distributions, if any, from the Principal Account as are made as of the Record Dates for monthly distributions. PURCHASERS OF UNITS WHO DESIRE TO RECEIVE DISTRIBUTIONS ON A SEMI-ANNUAL BASIS
MAY ELECT TO DO SO AT THE TIME OF PURCHASE DURING THE INITIAL
PUBLIC OFFERING PERIOD. THOSE NOT SO INDICATING WILL BE DEEMED
TO HAVE CHOSEN THE MONTHLY DISTRIBUTION PLAN.

The plan of distribution selected by a Unit holder will remain in effect until changed. Unit holders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Each year, approximately six weeks prior to the end of May, the Trustee will furnish each Unit holder a card to be returned to the Trustee not more than thirty nor less than ten days before the end of such month. Unit holders desiring to change the plan of distribution in which they are participating may so indicate on the card and return same, together with their certificate, to the Trustee. If the card and certificate are returned to the Trustee, the change will become effective as of June 16 of that year. If the card and certificate are not returned to the Trustee, the Unit holder will be deemed to have elected to continue with the same plan for the following twelve months.

The pro rata share of cash in the Principal Account of each Trust will be computed as of the fifteenth day of each month, and distributions to the Unit holders of such Trust as of such Record Date will be made on or shortly after the last day of each month. Proceeds from the disposition of any of the Bonds of such Trust (less any premiums due with respect to Bonds for which the Trustee has exercised the right to obtain Permanent Insurance) received after such Record
Date and prior to the following Distribution Date will be held in the Principal Account of such Trust and not distributed until the next Distribution Date. The Trustee is not required to make a distribution from the Principal Account of a Trust unless the amount available for distribution shall equal at least $1.00 per Unit.

The Trustee will credit to the Interest Account of each Trust all interest received by such Trust, including that part of the proceeds (including insurance proceeds if any, paid to an Insured Trust) of any disposition of Bonds which represents accrued interest. Other receipts will be credited to the Principal Account of such Trust. The distribution to the Unit holders of a Trust as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of the holder's pro rata share of the estimated annual income of such Trust after deducting estimated expenses. Except through an advancement of its own funds, the Trustee has no cash for distribution to Unit holders until it receives interest payments on the Bonds in a Trust. The Trustee shall be reimbursed, without interest, for any advances from funds in the Interest
Account of such Trust on the ensuing Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after the purchase under the applicable plan of distribution.
The Trustee is not required to pay interest on funds held in the Principal or Interest Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds).

As of the fifteenth day of each month, the Trustee will deduct from the Interest Account of each Trust and, to the extent funds are not sufficient therein, from the Principal Account of each Trust, amounts necessary to pay the expenses of such Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemption of Units of such Trust by the Trustee.

How Can Distributions to Unit Holders be Reinvested?

Universal Distribution Option. Unit holders may elect participation in a Universal Distribution Option which permits a Unit holder to direct the Trustee to distribute principal and interest payments to any other investment vehicle of which the Unit holder has an existing account. For example, at a Unit holder's direction, the Trustee would distribute automatically on the applicable distribution date interest income or principal on the participant's Units to, among other investment vehicles, a Unit holder's checking, bank savings, money market, insurance, reinvestment or any other account. All such distributions, of course, are subject to the minimum investment and sales charges, if any, of the particular investment vehicle to which distributions are directed. The Trustee will notify the participant of each distribution pursuant to the Universal Distribution Option. The Trustee will distribute directly to the Unit holder any distributions which are not accepted by the specified investment vehicle. A participant may at any time, by so notifying the Trustee in writing, elect to terminate his participation in the Universal Distribution Option and receive directly future distributions on his Units.

Distribution Reinvestment Option. The Sponsor has entered into an arrangement with Oppenheimer Management Corporation which permits any Unit holder of a Trust to elect to have each distribution of interest income or principal on his Units automatically reinvested in shares of either the Oppenheimer Intermediate Tax-Exempt Bond
Fund (the "Intermediate Series") or the Oppenheimer Insured Tax-Exempt Bond Fund (the "Insured Series"). Oppenheimer Management Corporation is the investment adviser of each Series which are open-end, diversified management investment companies. The investment objective of the Intermediate Series is to provide a high level of current interest income exempt from Federal income tax through the purchase of investment grade securities. The investment objective of the Insured Series is to provide as high a level of current interest income exempt from Federal income tax as is consistent with the assurance of the scheduled receipt of interest and principal through insurance and the preservation of capital (the income of either Series may constitute an item of preference for determining the Federal alternative minimum tax). The objectives and policies of each Series are presented in more detail in the prospectus for each Series.

Each person who purchases Units of a Trust may contact the Trustee to request a prospectus describing each Series and a form by which such person may elect to become a participant in a Distribution Reinvestment Option with respect to a Series. Each distribution of interest income or principal on the participant's Units will automatically be applied by the Trustee to purchase shares (or fractions thereof) of a Series without a sales charge and with no minimum investment requirements.

The shareholder service agent for each Series will mail to each participant in the Distribution Reinvestment Option confirmations of all transactions undertaken for such participant in connection with the receipt of distributions from The First Trust Combined Series and the purchase of shares (or fractions thereof) of a Series.

A participant may at any time, by so notifying the Trustee in writing, elect to terminate his participation in the Distribution Reinvestment Option and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsor and Oppenheimer Management Corporation each have the right to terminate the Distribution Reinvestment Option, in whole or in part.

It should be remembered that even if distributions are reinvested through the Universal Distribution Option or the Distribution
Reinvestment Option they are still treated as distributions for income tax purposes.

What is the Federal Tax Status of Unit Holders?

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. Neither the Sponsor, Chapman and Cutler, nor any of the Special Counsel to the Fund for State tax matters have made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the bases for such opinions. If interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable. Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unit holder is, however, includable in gross income for Federal income tax purposes. (It should be noted in this connection that such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.) It should be noted that under provisions of the Revenue Reconciliation Act of 1993 (the "Tax
Act") that subject accretion of market discount on tax-exempt bonds to taxation as ordinary income, gain realized on the sale or redemption of Bonds by the Trustee or of Units by a Unit holder that would have been treated as capital gain under prior law is treated as ordinary income to the extent it is attributable to accretion of market discount. Market discount can arise based on the price a Trust pays for Bonds or the price a Unit holder pays for his Units. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unit holders when principal payments are received on the Bond, upon sale or at redemption (including early redemption) or upon the sale or redemption of the Units, unless a Unit holder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unit holders should consult their tax advisers regarding these rules and their application.

In the opinion of Chapman and Cutler, Counsel for the Sponsor, under existing law:

(1) the Trusts are not associations taxable as corporations for Federal income tax purposes. Tax-exempt interest received by each of the Trusts on Bonds deposited therein will retain its status as tax-exempt interest, for Federal income tax purposes, when distributed to a Unit holder except that (i) interest income on certain Bonds in certain Trusts may be included as an item of tax preference in calculating the Alternative Minimum Tax applicable to both individuals and corporations (see "Portfolio" for each Trust to determine whether the Trust contains Bonds that generate this type of interest income) and (ii) the alternative minimum tax and the environmental tax (the "Superfund Tax") applicable to corporate Unit holders may, in certain circumstances, include in the amount on which such tax is calculated, 75% of the interest income received by the Trust. See "Certain Tax Matters Applicable to Corporate Unit Holders;"

(2) exemption of interest and accrued original issue discount on any Bonds for Federal income tax purposes does not necessarily result in tax exemption under the laws of the several states as such laws vary with respect to the taxation of such securities and in many states all or a part of such interest and accrued original issue discount may be subject to tax;

(3) each Unit holder of a Trust is considered to be the owner of a pro rata portion of such Trust under subpart E, subchapter
J of chapter 1 of the Internal Revenue Code of 1986 (hereinafter the "Code") and will have a taxable event when the Trust disposes of a Bond, or when the Unit holder redeems or sells his Units.
Unit holders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Bonds delivered after the date the Unit holders pay for their Units and, consequently, such Unit holders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unit holder. The amount of any such gain or loss is measured by comparing the Unit holder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. In the case of a Unit holder who purchases his Units, such basis is determined by apportioning the tax basis for the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The basis of each Unit and of each Bond which was issued with original issue discount must be increased by the amount of accrued original issue discount and the basis of each Unit and of each Bond which was purchased by a Trust at a premium must be reduced by the annual amortization of Bond premium. The tax cost reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unit holder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost; and

(4) any insurance proceeds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Under Section 265 of the Code, certain financial institutions that acquire Units generally would not be able to deduct any of the interest expense attributable to ownership of Units. Investors with questions regarding these issues should consult with their tax advisers.

In the case of certain of the Bonds in a Trust, the opinions of bond counsel indicate that interest on such securities received by a "substantial user" of the facilities being financed with the proceeds of these securities, or persons related thereto, for periods while such securities are held by such a user or related person, will not be excludable from Federal gross income, although interest on such securities received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under U.S. Treasury Regulations. Any person who believes he or she may be a substantial user or related person as so defined should contact his tax adviser.

In general, Section 86 of the Code provides that Social Security benefits are includible in gross income in an amount equal to the lesser of (1) 50% of the Social Security benefits received or (2) 50% of the excess of "modified adjusted gross income" plus 50% of the Social Security benefits received over the appropriate "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1986 is included as an item of tax preference. See "Portfolio" in Part
I of this Prospectus for each Trust to determine whether the Trust includes any such private activity bonds issued on or after that date. SEE "PORTFOLIO" IN PART I OF THIS PROSPECTUS FOR EACH TRUST
TO DETERMINE WHETHER THE TRUST INCLUDES ANY SUCH PRIVATE ACTIVITY BONDS ISSUED ON OR AFTER THAT DATE.

All taxpayers are presently required to disclose to the Internal
Revenue Service the amount of tax-exempt interest earned during the year.

Certain Tax Matters Applicable to Corporate Unit Holders. Present Federal income tax law also provides for an alternative minimum tax for corporations levied at a rate of 20% of alternative minimum taxable income. The alternative minimum tax and the environmental tax (the "Superfund Tax") depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (excluding an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). Although tax-exempt interest received by the Trusts on Bonds deposited therein will not be included in the gross income of corporations for Federal income tax purposes, "adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trusts.

Unit holders are urged to consult their own tax advisers with respect to the particular tax consequences to them, including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Fund for New York tax matters, under the existing income tax laws of the State and City of New York, each Trust will not constitute an association taxable as a corporation under New York law, and accordingly will not be subject to the New York State franchise tax or the New York City general corporation tax. Under the income tax laws of the State and City of New York, the income of each Trust will be considered the income of the holders of the Units.

For information with respect to exemption from state or other local taxes, see the sections in the Prospectus pertaining to each Trust.

All statements in the Prospectus concerning exemption from Federal, state or other local taxes are the opinions of Counsel and are to be so construed.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders of each Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the last business day of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of a Trust of record, a statement as to (1) the Interest Account: interest received by such Trust (including amounts representing interest received upon any disposition of Bonds of such Trust), the amount of such interest representing insurance proceeds (if applicable), deductions for payment of applicable taxes and for fees and expenses of the Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) the Principal Account: the dates of disposition of any Bonds of such Trust and the net proceeds received therefrom (excluding any portion representing interest and the premium attributable to the exercise of the right, if applicable, to obtain Permanent Insurance), deduction for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) the Bonds held and the number of Units of such Trust outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) the amounts actually distributed during such calendar year from the Interest Account and from the Principal Account of such Trust, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Date for such distributions.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Bonds in their Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption
Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Accrued interest to the settlement date paid on redemption shall be withdrawn from the Interest Account of the Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account of the Trust.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds in the Trust as of the close of trading on the New York Stock Exchange on the date any such determination is made. On the Initial Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in the Trust and includes the sales charge) exceeded the Unit value at which Units could have been redeemed (based upon the current bid prices of the Bonds in such Trust) by the amount shown under "Summary of Essential Information" in each Part I of this Prospectus. The Redemption
Price per Unit is the pro rata share of each Unit determined by the Trustee on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in such Trust based on the bid prices of the Bonds, except for those cases in which the value of the insurance, if applicable, has been added, and (3) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Unit holders of record as of a date prior to the evaluation then being made. The Evaluator may determine the value of the Bonds in the Trust (1) on the basis of current bid prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by such Trust, (2) on the basis of bid prices for bonds comparable to any Bonds for which bid prices are not available, (3) by determining the value of the Bonds by appraisal, or (4) by any combination of the above. In determining the Redemption Price per Unit for an Insured Trust, no value will be attributed to the portfolio insurance covering the Bonds in such Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. On the other hand, Bonds insured under a policy obtained by the Bond issuer, the underwriters, the Sponsor or others are entitled to the benefits of such insurance at all times and such benefits are reflected and included in the market value of such Bonds. See "General Trust Information-Why and How are the Insured Trusts Insured?" For a description of the situations in which the evaluator may value the insurance obtained by an Insured Trust, see "Public Offering-How is the Public Offering
Price Determined?"

The difference between the bid and offering prices of such Bonds may be expected to average 1-2% of the principal amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1% and, in the case of inactively traded bonds, such difference usually will not exceed 3%. Therefore, the price at which Units may be redeemed could be less than the price paid by the Unit holder and may be less than the par value of the Securities represented by the Units so redeemed.

The Trustee is empowered to sell underlying Bonds in a Trust in order to make funds available for redemption. To the extent that Bonds are sold, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 12:00 p.m. eastern standard time on the next succeeding business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Bonds be Removed from the Fund?

The Trustee is empowered to sell such of the Bonds in each Trust on a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary to meet redemption requests or pay expenses to the extent funds are unavailable. As described in the following paragraph and in certain other unusual circumstances for which it is determined by the Depositor to be in the best interests of the Unit holders or if there is no alternative, the Trustee is empowered to sell Bonds in a Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed to the insurance, if any, obtained by the Trust. See "How May Units be Redeemed?"
The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in a Trust in the event of advanced refunding.
The Sponsor may from time to time act as agent for a Trust with respect to selling Bonds out of a Trust. From time to time, the Trustee may retain and pay compensation to the Sponsor subject to the restrictions under the Investment Company Act of 1940, as amended.

If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor, either pursuant to the portfolio insurance, if any, or otherwise, within thirty days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within thirty days after notification by the Trustee to the Sponsor of such default, the Trustee may, in its discretion, sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

The Sponsor shall instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the written opinion of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future. Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unit holder of the affected Trust, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this paragraph and under "What are Certain General Matters Relating to the Trusts?" for
Failed Bonds, the acquisition by a Trust of any securities other than the Bonds initially deposited is prohibited.

        INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust
Combined Series, The First Trust Special Situations Trust, The
First Trust Insured Corporate Trust, The First Trust of Insured
Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First
Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (708) 241-4141.
As of December 31, 1994, the total partners' capital of Nike Securities L.P. was $10,863,058 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?


The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties.
The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trusts as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is Securities Evaluation Service, Inc., 531 East Roosevelt Road, Suite 200, Wheaton, Illinois 60187. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                        OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders
(as determined in good faith by the Sponsor and the Trustee), provided that the Indenture is not amended to increase the number of Units of any Trust issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds of any Trust initially deposited in a Trust, except for the substitution of certain refunding securities for Bonds or New Bonds for Failed Bonds. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

Each Trust may be liquidated at any time by consent of 100% of the Unit holders of such Trust or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the aggregate principal amount of the Bonds deposited in the Trust during the primary offering period or by the Trustee in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by the Underwriters, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of the Trust by the Underwriters, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond December 31, 2044. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the Trust and, after paying all expenses and charges incurred by such Trust, will distribute to each Unit holder of such Trust (including the Sponsor if it then holds any Units), upon surrender for cancellation of his Certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of such Trust, all as provided in the Indenture.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, 2 Wall Street, New York,
New York 10005, will act as counsel for the Trustee and as special counsel for the Fund for New York tax matters. For information with respect to state and local tax matters, including the State Trust special counsel for such matters, see the section of the Prospectus describing each Trust appearing herein.

Experts

The statements of net assets, including the portfolios, of the Trusts on the Initial Date of Deposit appearing in this Prospectus and Registration Statement have been audited by Ernst & Young
LLP, independent auditors, as set forth in their reports thereon appearing in each Part I of this Prospectus and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Supplemental Information

Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Series, which has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts and more specific risk information concerning the individual state Trusts.

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Page 27








CONTENTS:
        What is the First Trust Combined Series?                         1
        What are Certain General Matters Relating
                to the Trusts?                                           2
        Risk Factors                                                     3
        What are Estimated Long-Term Return and
                Estimated Current Return?                                7
        How is Accrued Interest Treated?                                 8
        What are the Expenses and Charges?                               9
        Why and How are the Insured Trusts Insured?                     10
Public Offering:
        How is the Public Offering Price Determined?                    12
        How are Units Distributed?                                      14
        What are the Sponsor's Profits?                                 15
        What are the Underwriting Concessions?                          15
        Will There be a Secondary Market?                               16
Rights of Unit Holders:
        How are Certificates Issued and Transferred?                    17
        How are Interest and Principal Distributed?                     17
        How Can Distributions to Unit Holders be
                Reinvested?                                             18
        What is the Federal Tax Status of Unit Holders?                 19
        What Reports will Unit Holders Receive?                         22
        How May Units be Redeemed?                                      22
        How May Units be Purchased by the Sponsor?                      23
        How May Bonds be Removed from the Fund?                         23
Information as to Sponsor, Trustee and Evaluator:
        Who is the Sponsor?                                             24
        Who is the Trustee?                                             24
        Limitations on Liabilities of Sponsor and Trustee               25
        Who is the Evaluator?                                           25
Other Information:
        How May the Indenture be Amended or
                Terminated?                                             25
        Legal Opinions                                                  26
        Experts                                                         26
        Supplemental Information                                        26

                        ________________

        THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL,
OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.
        THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.


               FIRST TRUST (registered trademark)




                 THE FIRST TRUST COMBINED SERIES

                           Prospectus
                             Part II



               FIRST TRUST (registered trademark)

                1001 Warrenville Road, Suite 300
                      Lisle, Illinois 60532
                         1-708-241-4141




                            Trustee:


                   The Chase Manhattan Company
                       (National Association)

                          770 Broadway
                    New York, New York 10003
                         1-800-682-7520

                      This Part Two Must Be
                    Accompanied by Part One.



                  PLEASE RETAIN THIS PROSPECTUS
                      FOR FUTURE REFERENCE



                      September 7, 1995




Page 28







     The First Trust (registered trademark) Combined Series 256

                     INFORMATION SUPPLEMENT

This Information Supplement provides additional information concerning the structure, operations and risks of a First Trust Combined
Series Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part II of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.

The Objectives of the Fund are conservation of capital through investment in portfolios of tax-exempt bonds and income exempt, with certain exceptions, from Federal and applicable state and local income taxes. The payment of interest and the preservation of principal are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.


This Information Supplement is dated October 19, 1995. Capitalized terms have been defined in the Prospectus.



                        TABLE OF CONTENTS
General Risk Disclosure
        Discount Bonds                                                    1
        Original Issue Discount Bonds                                     2
        Zero Coupon Bonds                                                 2
        Premium Bonds                                                     2
        General Obligation Bonds                                          3
        Healthcare Revenue Bonds                                          3
        Single Family Mortgage Revenue Bonds                              3
        Multi-Family Mortgage Revenue Bonds                               4
        Water and Sewerage Revenue Bonds                                  4
        Electric Utility Revenue Bonds                                    4
        Lease Obligation Revenue Bonds                                    4
        Industrial Revenue Bonds                                          5
        Transportation Facility Revenue Bonds                             5

        Educational Obligation Revenue Bonds                              6
        Resource Recovery Facility Revenue Bonds                          6
        Bonds of Issuers Located in the Commonwealth of Puerto Rico       6
Insurance on the Bonds                                                    7
How is the Public Offering Price Determined?                             14
Description of Bond Ratings                                              15
Appendix A - California Disclosure                                      A-1
Appendix B - Pennsylvania Disclosure                                    B-1


General Risk Disclosure

Discount Bonds. Certain of the Bonds in the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "What is the Federal Tax Status of Unit Holders?" Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Original Issue Discount Bonds. Certain of the Bonds in the Trusts may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes.
On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "What is the Federal Tax Status of Unit Holders?"
The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity.
The market value tends to increase in greater increments as the Bonds approach maturity.

Zero Coupon Bonds. Certain of the original issue discount bonds may be Zero Coupon Bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero Coupon Bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed.
Zero Coupon Bonds may be subject to more price volatility than conventional bonds. While some types of Zero Coupon Bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic Zero Coupon Bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While Zero Coupon Bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond.

Premium Bonds. Certain of the Bonds in the Trusts may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed
Bonds have an offering side valuation which represents a premium over par or for original issue discount Bonds a premium over the accreted value. To the extent that the Bonds were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium bonds generally pay a higher rate of interest than bonds priced at or below par, the effect of the redemption of premium bonds would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such bonds bears to the total par amount of Bonds in the Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Bonds that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such Bonds are eligible for redemption. The Trust may be required to sell
Zero Coupon Bonds prior to maturity (at their current market price which is likely to be less than their par value) in the event that all the Bonds in the portfolio other than the Zero Coupon
Bonds are called or redeemed in order to pay expenses of the Trust or in case the Trust is terminated. See "Rights of Unit Holders: How May Bonds be Removed from the Fund?" and "Other
Information: How May the Indenture be Amended or Terminated?"
See "Portfolio" for each Trust for the earliest scheduled call date and the initial redemption price for each Bond.

General Obligation Bonds. Certain of the Bonds in the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors.

Healthcare Revenue Bonds. Certain of the Bonds in the Trusts may be health care revenue bonds. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses.
A facility's gross receipts and net income available for debt service may be affected by future events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility.
The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program.

Single Family Mortgage Revenue Bonds. Certain of the Bonds in the Trusts may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these Bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such Bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such Bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the Bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under
Section 103A of the Internal Revenue Code, which Section contains certain ongoing requirements relating to the use of the proceeds of such Bonds in order for the interest on such Bonds to retain its tax-exempt status. In each case, the issuer of the Bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the Bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the Bonds to become taxable, possibly retroactively from the date of issuance.

Multi-Family Mortgage Revenue Bonds. Certain of the Bonds in the
Trusts may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located.
The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Like single family mortgage revenue bonds, multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of single or multi-family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In one situation the New
York City Housing Development Corporation, in reliance on its interpretation of certain language in the indenture under which one of its bond issues was created, redeemed all of such issue at par in spite of the fact that such indenture provided that the first optional redemption was to include a premium over par and could not occur prior to 1992. In connection with the housing
Bonds held by a Trust, the Sponsor has not had any direct communications with any of the issuers thereof, but at the Initial Date of Deposit it is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. However, there can be no assurance that an issuer of a Bond in a Trust will not attempt to so redeem a Bond in a Trust.

Water and Sewerage Revenue Bonds. Certain of the Bonds in the
Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

Electric Utility Revenue Bonds. Certain of the Bonds in the Trusts may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such Bonds to make payments of principal and/or interest on such Bonds.

Lease Obligation Revenue Bonds. Certain of the Bonds in the Trusts may be lease obligations issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings

(schools, administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, these obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These obligations are also subject to construction and abatement risk in many states-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee. In these cases, insurance provisions designed to alleviate this risk become important credit factors. In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the re-letting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard", which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate, even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

Industrial Revenue Bonds. Certain of the Bonds in the Trusts may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a complete restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness, which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or affected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other Bonds in the Trusts prior to the stated maturity of such Bonds.

Transportation Facility Revenue Bonds. Certain of the Bonds in the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Educational Obligation Revenue Bonds. Certain of the Bonds in the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Resource Recovery Facility Revenue Bonds. Certain of the Bonds in the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in the Trusts prior to the stated maturity of the Bonds.

Bonds of Issuers Located in the Commonwealth of Puerto Rico. Certain Trusts of the Fund may contain Bonds of issuers located in the Commonwealth of Puerto Rico or issuers which will be affected by general economic conditions of Puerto Rico. Puerto Rico's unemployment rate remains significantly higher than the U.S. unemployment rate. Furthermore, the economy is largely dependent for its development upon U.S. policies and programs that are being reviewed and may be eliminated.

The Puerto Rican economy consists principally of manufacturing (pharmaceuticals, scientific instruments, computers, microprocessors, medical products, textiles and petrochemicals), agriculture (largely sugar) and tourism. Most of the island's manufacturing output is shipped to the mainland United States, which is also the chief source of semi-finished manufactured articles on which further manufacturing operations are performed in Puerto Rico. Since World War II the economic importance of agriculture for Puerto Rico, particularly in the dominance of sugar production, has declined. Nevertheless, the Commonwealth-controlled sugar monopoly remains an important economic factor and is largely dependent upon Federal maintenance of sugar prices, the discontinuation of which could severely affect Puerto Rico sugar production. The level of tourism is affected by various factors including the strength of the U.S. dollar. During periods when the dollar is strong, tourism in foreign countries becomes relatively more attractive.

The Puerto Rican economy is affected by a number of Commonwealth and Federal investment incentive programs. For example, Section
936 of the Internal Revenue Code provides for a credit against Federal income taxes for U.S. companies operating on the island if certain requirements are met. The Omnibus Budget Reconciliation
Act of 1993 imposes limits on such credit, effective for tax years beginning after 1993. In addition, from time to time proposals are introduced in Congress which, if enacted into law, would eliminate some or all of the benefits of Section 936. Although no assessment can be made at this time of the precise effect of such limitation, it is expected that the limitation of Section
936 credits would have a negative impact on Puerto Rico's economy.

Aid for Puerto Rico's economy has traditionally depended heavily on Federal programs, and current Federal budgetary policies suggest that an expansion of aid to Puerto Rico is unlikely. An adverse effect on the Puerto Rican economy could result from other U.S. policies, including a reduction of tax benefits for distilled products, further reduction in transfer payment programs such as food stamps, curtailment of military spending and policies which could lead to a stronger dollar.

In a plebiscite held in November 1993, the Puerto Rican electorate chose to continue Puerto Rico's Commonwealth status. Previously proposed legislation, which was not enacted, would have preserved the federal tax exempt status of the outstanding debts of Puerto
Rico and its public corporations regardless of the outcome of the referendum, to the extent that similar obligations issued by the states are so treated and subject to the provisions of the Internal Revenue Code currently in effect. There can be no assurance that any pending or future legislation finally enacted will include the same or a similar protection against loss of tax exemption. The November 1993 plebiscite can be expected to have both direct and indirect consequences on such matters as the basic characteristics of future Puerto Rico debt obligations, the markets for these obligations, and the types, levels and quality of revenue sources pledged for the payment of existing and future debt obligations. Such possible consequences include, without limitation, legislative proposals seeking restoration of the status of Section 936 benefits otherwise subject to the limitations discussed above. However, no assessment can be made at this time of the economic and other effects of a change in federal laws affecting Puerto Rico as a result of the November 1993 plebiscite.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of Puerto Rico and various agencies and political subdivisions located in Puerto
Rico. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Trusts to pay interest on or principal of the Bonds.

Insurance on the Bonds

THE FOLLOWING DISCUSSION IS APPLICABLE ONLY TO THE INSURED TRUSTS. THE BONDS IN THE PORTFOLIO OF AN ADVANTAGE TRUST ARE NOT INSURED
BY INSURANCE OBTAINED BY THE FUND.

All Bonds in the portfolio of an Insured Trust are insured as to the scheduled payment of interest and principal by policies obtained by each Insured Trust from Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC"), a New York stock insurance company, or AMBAC Indemnity Corporation ("AMBAC Indemnity" or
"AMBAC"), a Wisconsin-domiciled stock insurance company, or obtained by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit directly from Financial Guaranty, AMBAC Indemnity or other insurers (the "Preinsured Bonds"). The insurance policy obtained by each Insured Trust is noncancellable and will continue in force for such Trust so long as such Trust is in existence and the Bonds described in the policy continue to be held by such Trust (see "Portfolio" for each Insured Trust). Nonpayment of premiums on the policy obtained by each Insured
Trust will not result in the cancellation of insurance, but will permit Financial Guaranty and/or AMBAC Indemnity to take action against the Trustee to recover premium payments due it. Premium rates for each issue of Bonds protected by the policy obtained by each Insured Trust are fixed for the life of such Trust. The premium for any Preinsured Bonds has been paid in advance by the Bond issuer, the underwriters, the Sponsor or others and any such policy or policies are noncancellable and will continue in force so long as the Bonds so insured are outstanding and the insurer and/or insurers thereof remain in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy, or if the rating assigned to the claims-paying ability of such insurer deteriorates, Financial Guaranty and/or
AMBAC Indemnity has no obligation to insure any issue adversely affected by either of the above described events. A monthly premium is paid by each Insured Trust for the insurance obtained by such Trust, which is payable from the interest income received by such Trust. In the case of Preinsured Bonds, no premiums for insurance are paid by the Insured Trust.

Financial Guaranty Insurance Company. Under the provisions of the aforementioned portfolio insurance issued by Financial Guaranty, Financial Guaranty unconditionally and irrevocably agrees to pay to Citibank, N.A., or its successor, as its agent (the "Fiscal
Agent"), that portion of the principal of and interest on the Bonds covered by the policy which shall become due for payment but shall be unpaid by reason of nonpayment by the issuer of the Bonds. The term "due for payment" means, when referring to the principal of a Bond, its stated maturity date or the date on which it shall have been called for mandatory sinking fund redemption and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by mandatory sinking fund redemption), acceleration or other advancement of maturity and means, when referring to interest on a Bond, the stated date for payment of interest, except that when the interest on a Bond shall have been determined, as provided in the underlying documentation relating to such Bond, to be subject to Federal income taxation, "due for payment" also means, when referring to the principal of such Bond, the date on which such Bond has been called for mandatory redemption as a result of such determination of taxability, and when referring to interest on such Bond, the accrued interest at the rate provided in such documentation to the date on which such Bond has been called for such mandatory redemption, together with any applicable redemption premium. The term "due for payment" will not include, when referring to either the principal of a Bond or the interest on a Bond, any acceleration of payment unless such acceleration is at the sole option of Financial Guaranty.

Financial Guaranty will make such payments to the Fiscal Agent on the date such principal or interest becomes due for payment or on the business day next following the day on which Financial
Guaranty shall have received notice of nonpayment, whichever is later. The Fiscal Agent will disburse to the Trustee the face amount of principal and interest which is then due for payment but is unpaid by reason of nonpayment by the issuer but only upon receipt by the Fiscal Agent of (i) evidence of the Trustee's right to receive payment of the principal or interest due for payment and (ii) evidence, including any appropriate instruments of assignment, that all of the rights to payment of such principal or interest due for payment shall thereupon vest in Financial Guaranty. Upon such disbursement, Financial Guaranty shall become the owner of the Bond, appurtenant coupon or right to payment of principal or interest on such Bond and shall be fully subrogated to all of the Trustee's rights thereunder, including the right to payment thereof.

Pursuant to an irrevocable commitment of Financial Guaranty, the Trustee, upon the sale of a Bond covered under a policy obtained by an Insured Trust has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee will exercise the right to obtain Permanent Insurance only if upon such exercise the Insured Trust would receive net proceeds (sale of Bond proceeds less the insurance premium attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance is determined based upon the insurability of each Bond as of the Initial Date of Deposit and will not be increased or decreased for any change in the creditworthiness of such Bond.

Financial Guaranty is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of June 30, 1995, the total capital and surplus of Financial
Guaranty was approximately $978,500,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department (telephone number (212) 312-3000, or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Financial Condition Property/Casualty Bureau (telephone number (212) 621-0389).

In addition, Financial Guaranty is currently licensed to write insurance in all fifty states and the District of Columbia.

The information relating to Financial Guaranty contained above has been furnished by such corporation. The financial information contained herein with respect to such corporation is unaudited but appears in reports or other materials filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof.

AMBAC Indemnity Corporation ("AMBAC Indemnity"). The Insurance
Policy of AMBAC Indemnity obtained by an Insured Trust is noncancellable and will continue in force for so long as the Bonds described in the Insurance Policy are held by an Insured Trust. A monthly premium is paid by an Insured Trust for the Insurance Policy obtained by it. The Trustee will pay, when due, successively, the full amount of each installment of the insurance premium. Pursuant to a binding agreement with AMBAC Indemnity, in the event of a sale of a Bond covered by the AMBAC Indemnity Insurance Policy, the Trustee has the right to obtain permanent insurance for such Bond upon payment of a single predetermined premium from the proceeds of the sale of such Bond.

Under the terms of the Insurance Policy, AMBAC Indemnity agrees to pay to the Trustee that portion of the principal of and interest on the Bonds insured by AMBAC Indemnity which shall become due for payment but shall be unpaid by reason of nonpayment by the issuer of the Bonds. The term "due for payment" means, when referring to the principal of a Bond so insured, its stated maturity date or the date on which it shall have been called for mandatory sinking fund redemption and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by mandatory sinking fund redemption), acceleration or other advancement of maturity and means, when referring to interest on a Bond, the stated date for payment of interest.

AMBAC Indemnity will make payment to the Trustee not later than thirty days after notice from the Trustee is received by AMBAC
Indemnity that a nonpayment of principal or of interest on a Bond has occurred, but not earlier than the date on which the Bonds are due for payment. AMBAC Indemnity will disburse to the Trustee the face amount of principal and interest which is then due for payment but is unpaid by reason of nonpayment by the issuer in exchange for delivery of Bonds, not less in face amount than the amount of the payment in bearer form, free and clear of all liens and encumbrances and uncancelled. In cases where Bonds are issuable only in a form whereby principal is payable to registered holders or their assigns, AMBAC Indemnity shall pay principal only upon presentation and surrender of the unpaid Bonds uncancelled and free of any adverse claim, together with an instrument of assignment in satisfactory form, so as to permit ownership of such Bonds to be registered in the name of AMBAC Indemnity or its nominee.
In cases where Bonds are issuable only in a form whereby interest is payable to registered holders or their assigns, AMBAC Indemnity shall pay interest only upon presentation of proof that the claimant is the person entitled to the payment of interest on the Bonds and delivery of an instrument of assignment, in satisfactory form, transferring to AMBAC Indemnity all right under such Bonds to receive the interest in respect of which the insurance payment was made.

AMBAC Indemnity is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in fifty states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $1,988,000,000 (unaudited) and statutory capital of approximately $1,148,000,000 (unaudited) as of March 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC
Indemnity is a wholly-owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

Copies of AMBAC Indemnity's financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York,
New York 10004 and (212) 668-0340.

The information relating to AMBAC Indemnity contained above has been furnished by AMBAC Indemnity. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information, subsequent to the date hereof.

In determining whether to insure bonds, Financial Guaranty and/or
AMBAC Indemnity has applied its own standards which are not necessarily the same as the criteria used in regard to the selection of bonds by the Sponsor. This decision is made prior to the Initial Date of Deposit, as bonds not covered by such insurance are not deposited in an Insured Trust, unless such bonds are Preinsured Bonds. The insurance obtained by an Insured Trust covers Bonds deposited in such Trust and physically delivered to the Trustee in the case of bearer bonds or registered in the name of the Trustee or its nominee or delivered along with an assignment in the case of registered bonds or registered in the name of the Trustee or its nominee in the case of Bonds held in book-entry form. Contracts to purchase Bonds are not covered by the insurance obtained by an Insured
Trust although Bonds underlying such contracts are covered by insurance upon physical delivery to the Trustee.

Insurance obtained by each Insured Trust or by the Bond issuer, the underwriters, the Sponsor or others does not guarantee the market value of the Bonds or the value of the Units of such Trust. The insurance obtained by an Insured Trust is effective only as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, the insurance terminates as to such Bond on the date of sale. In the event of a sale of a Bond insured by an Insured Trust, the Trustee has the right to obtain Permanent Insurance upon the payment of an insurance premium from the proceeds of the sale of such Bond. Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value to such insurance obtained by an Insured Trust (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units only if the Bonds covered by such insurance are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default. The value of the insurance will be equal to the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering-How is the Public Offering Price Determined?" herein for a more complete description of the Evaluator's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance on a Preinsured Bond is effective as long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

A contract of insurance obtained by an Insured Trust and the negotiations in respect thereof represent the only relationship between Financial Guaranty and/or AMBAC Indemnity and the Fund. Otherwise neither
Financial Guaranty nor its parent, FGIC Corporation, or any affiliate thereof, nor AMBAC Indemnity nor its parent, AMBAC, Inc., or any affiliate thereof has any significant relationship, direct or indirect, with the Fund or the Sponsor, except that the Sponsor has in the past and may from time to time in the future, in the normal course of its business, participate as sole underwriter or as manager or as a member of underwriting syndicates in the distribution of new issues of municipal bonds in which the investors or the affiliates of FGIC Corporation and/or AMBAC Inc. have or will be participants or for which a policy of insurance guaranteeing the scheduled payment of interest and principal has been obtained from Financial Guaranty and/or AMBAC Indemnity. Neither the Fund nor the Units of a Trust nor the portfolio of such Trust is insured directly or indirectly by FGIC Corporation and/or AMBAC Inc.

MBIA Insurance Corporation. MBIA Insurance Corporation ("MBIA Corporation" or "MBIA") is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation is a limited liability corporation rather than a several liability association. MBIA Corporation is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has one European branch in the Republic of France.

As of December 31, 1993, MBIA had admitted assets of $3.1 billion (audited), total liabilities of $2.1 billion (audited), and total capital and surplus of $978 million (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, MBIA had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance
Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service rates all bond issues insured by MBIA
"Aaa" and short-term loans "MIG 1," both designated to be of the highest quality. Standard & Poor's rates all new issues insured by MBIA "AAA."

Capital Guaranty Insurance Company. Capital Guaranty Insurance Company ("Capital Guaranty") is a "Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly-owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty is authorized to provide insurance in all fifty states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. Capital Guaranty focuses on insuring municipal securities, and its policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "Triple-A" by both Moody's Investors Service, Inc. and Standard & Poor's.

As of December 31, 1994, Capital Guaranty had more than $15.7 billion in net exposure outstanding (excluding defeased issues).
The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $196,529,000 and the total admitted assets were $303,723,316 (unaudited) as reported to the Insurance Department of the State of Maryland as of December 31, 1994. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

CapMAC. CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 49 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate and other financial obligations in the domestic and foreign capital markets. CapMAC may also provide financial guarantee reinsurance for structured asset-backed, corporate and municipal obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's, and "AAA" by Duff & Phelps, Inc. ("Duff & Phelps"). Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is wholly-owned by CapMAC Holdings Inc. ("Holdings"), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees. CapMAC commenced operations on December 24, 1987 as an indirect, wholly-owned subsidiary of Citibank (New York State), a wholly-owned subsidiary of Citicorp.
On June 25, 1992, Citibank (New York State) sold CapMAC to Holdings
(the "Sale").

Neither Holdings nor any of its stockholders is obligated to pay any claims under any surety bond issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC is bound by insurance laws and regulations regarding capital transfers, limitations upon dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. The amount of exposure per risk that CapMAC may retain, after giving effect to reinsurance, collateral or other securities, is also regulated. Statutory and regulatory accounting practices may prescribe appropriate rates at which premiums are earned and the levels of reserves required. In addition, various insurance laws restrict the incurrence of debt, regulate permissible investments of reserves, capital and surplus, and govern the form of surety bonds.

CapMAC's obligations under the Surety Bond(s) may be reinsured.
Such reinsurance does not relieve CapMAC of any of its obligations under the Surety Bond(s).

THE SURETY BONDS ARE NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

In connection with the Sale, Holdings and CapMAC entered into an Ownership Policy Agreement (the "Ownership Policy Agreement"), which sets forth Holdings' intent with respect to its ownership and control of CapMAC and provides for certain policies and agreements with respect to Holdings' exercise of its control of CapMAC. In the Ownership Policy Agreement, Holdings has agreed that, during the term of the Ownership Policy Agreement, it will not and will not permit any stockholder of Holdings to enter into any transaction the result of which would be a change of control (as defined in the Ownership Policy Agreement) of CapMAC, unless the long-term debt obligations or claims-paying ability of the person which would control CapMAC after such transaction or its direct or indirect parent are rated in a high investment grade category, unless Holdings or CapMAC has confirmed that CapMAC's claims-paying ability rating by Moody's (the "Rating") in effect immediately prior to any such change of control will not be downgraded by Moody's upon such change of control or unless such change of control occurs as a result of a public offering of Holdings' capital stock.

In addition, the Ownership Policy Agreement includes agreements
(i) not to change the "zero-loss" underwriting standards or policies and procedures of CapMAC in a manner that would materially and adversely affect the risk profile of CapMAC's book of business,
(ii) that CapMAC will adhere to the aggregate leverage limitations and maintain capitalization levels considered by Moody's from time to time as consistent with maintaining CapMAC's Rating and
(iii) that until CapMAC's statutory capital surplus and contingency reserve ("qualified statutory capital") equal $250 million, CapMAC will maintain a specified amount of qualified statutory capital in excess of the amount of qualified statutory capital that CapMAC is required at such time to maintain under the aggregate leverage limitations set forth in Article 69 of the New York Insurance Law.

The Ownership Policy Agreement will terminate on the earlier of the date on which a change of control of CapMAC occurs and the date on which CapMAC and Holdings agree in writing to terminate the Ownership Policy Agreement; provided that, CapMAC or Holdings has confirmed that CapMAC's Rating in effect immediately prior to any such termination will not be downgraded upon such termination.

As of December 31, 1992 and 1991, CapMAC had statutory capital and surplus of approximately $148 million and $232 million, respectively, and had not incurred any debt obligations. On June 26, 1992, CapMAC made a special distribution (the "Distribution") to Holdings in connection with the Sale in an aggregate amount that caused the total of CapMAC's statutory capital and surplus to decline to approximately $150 million. Holdings applied substantially all of the proceeds of the Distribution to repay debt owed to Citicorp that was incurred in connection with the capitalization of CapMAC.
As of June 30, 1992, CapMAC had statutory capital and surplus of approximately $150 million and had not incurred any debt obligations. In addition, on December 31, 1992 CapMAC had a statutory contingency reserve of approximately $15 million, which is also available to cover claims under surety bonds issued by CapMAC. Article 69 of the New York State Insurance Law requires that CapMAC establishes and maintains the contingency reserve.

In addition to its capital (including contingency reserve) and other reinsurance available to pay claims under its surety bonds, on June 25, 1992, CapMAC entered into a Stop Loss Reinsurance Agreement (the "Stop Loss Agreement") with Winterthur Swiss Insurance Company (the "Reinsurer"), which is rated AAA by Standard & Poor's and Aaa by Moody's, pursuant to which the Reinsurer will be required to pay any losses incurred by CapMAC during the term of the Stop
Loss Agreement on the surety bonds covered under the Stop Loss Agreement in excess of a specified amount of losses incurred by CapMAC under such surety bonds (such specified amount initially being $100 million and increasing annually by an amount equal to 66 2/3% of the increase in CapMAC's statutory capital and surplus) up to an aggregate limit payable under the Stop Loss Agreement of $50 million. The Stop Loss Agreement has an initial term of seven years, is extendable for one-year periods and is subject to early termination upon the occurrence of certain events.

CapMAC also has available a $100,000,000 standby corporate liquidity facility (the "Liquidity Facility") provided by a syndicate of banks rated A1+/P1 by Standard & Poor's and Moody's, respectively, having a term of 360 days. Under the Liquidity Facility CapMAC will be able, subject to satisfying certain conditions, to borrow funds from time to time in order to enable it to fund any claim payments or payments made in settlement or mitigation of claims payments under its surety bonds, including the Surety Bond(s).

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

Financial Security Assurance. Financial Security Assurance ("Financial Security") is a monoline insurance company incorporated on March
16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly-owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies.
In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by US West, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"). US West, Inc. operates businesses involved in communications, data solutions, marketing services and capital assets, including the provision of telephone services in 14 states in the western and mid-western United States. Tokio Marine is the largest property and casualty insurance company in Japan.
No shareholder of Financial Security is obligated to pay any debt of Financial Security or any claim under any insurance policy issued by Financial Security or to make any additional contribution to the capital of Financial Security.

As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately
$479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited), and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York,
New York, 10022, Attention Communications Department. Financial
Security's telephone number is (212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc, and "AAA" by Standard & Poor's, Nippon Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Connie Lee Insurance Company. Connie Lee Insurance Company ("Connie Lee") is a stock insurance company incorporated in the State of Wisconsin and a wholly-owned subsidiary of College Construction
Loan Insurance Association ("CCLIA"), a District of Columbia insurance holding company. As of December 31, 1994, the total policyholders' surplus of Connie Lee was approximately $106,000,000 (audited) and total admitted assets was approximately $194,000,000 (audited), as reported to the Commissioner of Insurance of the State of Wisconsin. Connie Lee's address is 2445 M Street, N.W., Washington D.C. 20037.

Because the Bonds in each Insured Trust are insured as to the scheduled payment of principal and interest and on the basis of the financial condition of the insurance companies referred to above, Standard & Poor's has assigned to units of each Insured
Trust its "AAA" investment rating. This is the highest rating assigned to securities by Standard & Poor's. See "Description of Bond Ratings." The obtaining of this rating by each Insured
Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of each Insured Trust or the Units of such Trust. Standard
& Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Trust or sales by each Trust of Bonds for less than the purchase price paid by such Trust will reduce payment to Unit holders of the interest and principal required to be paid on such Bonds. Such rating will be in effect for a period of thirteen months from the Initial Date of Deposit of an Insured Trust and will, unless renewed, terminate at the end of such period. There is no guarantee that the "AAA" investment rating with respect to the Units of an Insured Trust will be maintained.

An objective of portfolio insurance obtained by such Insured Trust is to obtain a higher yield on the Bonds in the portfolio of such Trust than would be available if all the Bonds in such portfolio had the Standard & Poor's "AAA" and/or Moody's Investors Service, Inc. "Aaa" rating(s) and at the same time to have the protection of insurance of scheduled payment of interest and principal on the Bonds. There is, of course, no certainty that this result will be achieved. Bonds in a Trust for which insurance has been obtained by the Bond issuer, the underwriters, the Sponsor or others (all of which were rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's Investors Service, Inc.) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's or "Aaa" by Moody's Investors Service, Inc. In selecting Bonds for the portfolio of each Insured Trust, the Sponsor has applied the criteria herein before described.

How is the Public Offering Price Determined?

Secondary Market Sales Charge. The sales charge assessed on Units sold in secondary market transactions is determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds, in accordance with the following schedule.

                                Secondary Offering Period
                                        Sales Charge
                                ___________________________
                                Percentage      Percentage
                                of Public       of Net
                                Offering        Amount
Years to Maturity               Price           Invested
_______________                 _________       _________
0 Months to 1 Year              1.00%           1.010%
1 but less than 2               1.50            1.523
2 but less than 3               2.00            2.041
3 but less than 4               2.50            2.564
4 but less than 5               3.00            3.093
5 but less than 6               3.50            3.627
6 but less than 7               4.00            4.167
7 but less than 8               4.50            4.712
8 but less than 9               5.00            5.263
9 but less than 10              5.50            5.820
10 or more                      5.80            6.157

There will be no reduction of the sales charges for volume purchases for secondary market transactions. A dealer will receive from the Sponsor a dealer concession of 70% of the total sales charges for Units sold by such dealer and dealers will not be eligible for additional concessions for Units sold pursuant to the above schedule.

Description Of Bond Ratings*

______________
*       As published by the rating companies.


Standard & Poor's. A brief description of the applicable Standard
& Poor's rating symbols and their meanings follow:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.     Nature of and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA-Bonds rated AAA have the highest rating assigned by Standard
& Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.**

______________
**      Bonds insured by Financial Guaranty Insurance Company, AMBAC
Indemnity Corporation, Municipal Bond Investors Assurance Corporation, Connie Lee Insurance Company, Financial Security Assurance and
Capital Guaranty Insurance Company are automatically rated "AAA" by Standard & Poor's.


AA-Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A-Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB-Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his/her own judgment with respect to such likelihood and risk.

Credit Watch: Credit Watch highlights potential changes in ratings of bonds and other fixed income securities. It focuses on events and trends which place companies and government units under special surveillance by S&P's 180-member analytical staff. These may include mergers, voter referendums, actions by regulatory authorities, or developments gleaned from analytical reviews. Unless otherwise noted, a rating decision will be made within 90 days. Issues appear on Credit Watch where an event, situation, or deviation from trends occurred and needs to be evaluated as to its impact on credit ratings. A listing, however, does not mean a rating change is inevitable. Since S&P continuously monitors all of its ratings, Credit Watch is not intended to include all issues under review.
Thus, rating changes will occur without issues appearing on Credit Watch.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follow:

Aaa-Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa-Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A-Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

A 1 and Baa 1-Bonds which are rated A 1 and Baa 1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the market place.

Baa-Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con.(---)-Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction,
(b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

Fitch Investors Service, Inc. A brief description of the applicable Fitch Investors Service, Inc. rating symbols and their meanings follow:

AAA-Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA-Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments.

A-Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB-Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

                           APPENDIX A
                      CALIFORNIA DISCLOSURE

Economic Factors. Each California Trust is susceptible to political, economic or regulatory factors affecting issuers of California municipal obligations (the "California Municipal Obligations").
These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in Official Statements for various California Municipal Obligations.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of a Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

Economic Overview. California's economy is the largest among the 50 states and one of the largest in the world. The State's population of almost 32 million represents 12.3% of the total United States population and grew by 27% in the 1980s. While the State's substantial population growth during the 1980s stimulated local economic growth and diversification and sustained a real estate boom between 1984 and 1990, it has increased strains on the State's limited water resources and its infrastructure. Resultant traffic congestion, school overcrowding and high housing costs have increased demands for government services and may impede future economic growth. Population growth has slowed between 1991 and 1993 even while substantial immigration has continued, due to a significant increase in outmigration by California residents. Generally, the household incomes of new residents have been substantially lower (and their education and social service utilization higher) than those of departing households, which may have a major long-term socioeconomic and fiscal impact. However, with the California economy improving, the recent net outmigration within the Continental United States is expected to decrease or be reversed.

From mid-1990 to late 1993, the State's economy suffered its worst recession since the 1930s, with recovery starting later than for the nation as a whole. The State has experienced the worst job losses of any post-war recession. Pre-recession job levels may not be reached until near the end of the decade. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weakness statewide occurred in manufacturing, construction, services and trade. Additional military base closures will have further adverse effects on the State's economy later in the decade.

Since the start of 1994, the California economy has shown signs of steady recovery and growth. The State Department of Finance reports net job growth, particularly in construction and related manufacturing, wholesale and retail trade, transportation, recreation and services. This growth has offset the continuing but slowing job losses in the aerospace industry and restructuring of the finance and utility sectors. Unemployment in the State was down substantially in 1994 from its 10% peak in January 1994, but still remains higher than the national average rate. Retail sales were up strongly in 1994 from year-earlier figures. Delay or slowdown in recovery will adversely affect State revenues.

Constitutional Limitations on Taxes and Appropriations

Limitation on Taxes. Certain California municipal obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition
13." Briefly, Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to the rate of inflation, not to exceed 2% per year or decline in value, or in the case of new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.


Page A-1


Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13 and on June 18, 1992 the U.S. Supreme
Court announced a decision upholding Proposition 13.

Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes,except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

Appropriations Limits. California and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues, and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" exclude most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979 or subsequently authorized by the voters,
(2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects,
(4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 to follow more closely growth in California's economy.

"Excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 districts") and the other
50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article
XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future


Page A-2


initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

Obligations of the State of California. Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. Total outstanding general obligation bond and lease purchase debt of the State increased from $9.4 billion at June 30, 1987 to $23.5 billion at June 30,
1994. In fiscal year 1993-94, debt service on general obligation bonds and lease purchase debt was approximately 5.2% of General
Fund revenues.

Financial Results. The principal sources of General Fund revenues in 1992-1993 were the California personal income tax (44% of total revenues), the sales tax (38%), bank and corporation taxes (12%) and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the "Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund.

General. Throughout the 1980s, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts.
In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 33%).

Since the start of 1990-91 fiscal year, the State has faced adverse economic, fiscal, and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund. These structured concerns will be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994. As a result, the State entered a period of budget imbalance, with expenditures exceeding revenues for four of the five fiscal years ended in 1991-92; revenues and expenditures were about equal in 1992-93.
By June 30, 1993, the State's General Fund had an accumulated deficit, on a budget basis, of approximately $2.8 billion.

Recent Budgets. The State failed to enact its 1992-93 budget by July 1, 1992. Although the State had no legal authority to pay many of its vendors, certain obligations (such as debt service, school apportionments, welfare payments and employee salaries) were payable because of continuing or special appropriations, or court orders. However, the State Controller did not have enough cash to pay as they came due all of these ongoing obligations, as well as valid obligations incurred in the prior fiscal year.

Starting July 1, 1992, the Controller was required to issue "registered warrants" in lieu of normal warrants backed by cash to pay many
State obligations. Available cash was used to pay constitutionally mandated and priority obligations. Between July 1 and September
3, 1992, the Controller issued an aggregate of approximately $3.8 billion of registered warrants, all of which were called for redemption by September 4, 1992 following enactment of the 1992-93 Budget
Act and issuance by the State of $3.3 billion of Interim Notes.

The 1992-93 Budget Act, when finally adopted, was projected to eliminate the State's accumulated deficit, with additional expenditure cuts and a $1.3 billion transfer of State education funding costs to local governments by shifting local property taxes to school districts. However, as the recession continued longer and deeper than expected, revenues once again were far below projections, and only reached a level just equal to the amount of expenditures. Thus, the State continued to carry its $2.8 billion budget deficit at June 30, 1993.

The 1993-94 Budget Act represented a third consecutive year of difficult budget choices. As in the prior year, the budget contained no general state tax increases, and relied principally on expenditure cuts, particularly for health and welfare and higher education, a two-year suspension of the renters' tax credit, some one-time

Page A-3


and accounting adjustments, and-the largest component-an additional $2.6 billion transfer of property taxes from local government, particularly counties, to school districts to reduce State education funding requirements. A temporary state sales tax scheduled to expire on June 30, 1993 was extended for six months, and dedicated to support local government public safety costs.

A major feature of the budget was a two-year plan to eliminate the accumulated deficit by borrowing into the 1994-95 fiscal year. With the recession still continuing longer than expected, the General Fund had $800 million less revenue and $800 million higher expenditures than budgeted. As a result revenues will only exceed expenditures by about $500 million. However, this was the first operating surplus in four years and reduced the accumulated deficit to $2.0 billion at June 30, 1994 (after taking account of certain other accounting reserves).

Current Budget. The 1994-95 Budget Act was passed on July 8, 1994 and provides for an estimated $41.9 billion of General Fund revenues and $40.9 billion of expenditures. The budget assumed receipt of about $750 million of new federal assistance for the costs of incarceration, education, health and welfare related to undocumented immigrants. Other major components of the budget include further reductions in health and welfare costs and miscellaneous government costs, some additional transfers of funds from local government and a plan to defer retirement of $1 billion of the accumulated budget deficit to the 1995-96 fiscal year. The federal government has apparently budgeted only $33 million of the expected immigration aid. However, this shortfall is expected to be almost fully offset by higher than projected revenues, and lower than projected caseload growth, as the economy improves.

The State issued $7.0 billion of short-term debt in July 1994 to meet its cash flow needs and to finance the deferral of part of the accumulated budget deficit to the 1995-96 fiscal year.
In order to assure repayment of the $4 billion, 22-month part of this borrowing, the State enacted legislation (the "Trigger
Law") which can lead to automatic, across-the-board cuts in General Fund expenditures in either the 1994-95 or 1995-96 fiscal years if cash flow projections made at certain times during those years show deterioration from the projections made in July 1994 when the borrowings were made. On November 15, 1994 the State Controller, as part of the Trigger Law, reported that the cash position of the General Fund on June 30, 1995 would be about $580 million better than earlier projected, so no automatic budget adjustments were required in 1994-95. The Controller's report showed that loss of federal funds was offset by higher revenues, lower expenditures and certain other increases in cash resources.

Proposed 1995-96 Budget. On January 10, 1995 the Governor presented his proposed fiscal year 1995-96 budget. This budget projects total General Fund revenues and transfers of $42.5 billion, and expenditures of $41.7 billion, to complete the elimination of the accumulated deficits from earlier years. However, this proposal leaves no cushion, as the projected budget reserve at June 30, 1996 would be only about $92 million. While proposing increases in funding for schools, universities and corrections, the Governor proposes further cuts in welfare programs, and a continuation of the "realignment" of functions with counties which would save the State about $240 million. The Governor also expects about
$800 million in new federal aid for the State's costs of incarcerating and educating illegal immigrants. The Budget proposal also does not account for possible additional costs if the State loses its appeals on lawsuits which are currently pending concerning such matters as school funding and pension payments, but these appeals could take several years to resolve. Part of the Governor's proposal also is a 15% cut in personal income and corporate taxes, to be phased in over three years, starting with calendar year 1996 (which would have only a small impact on 1995-96 income).

The State's difficult financial condition for the current and upcoming budget years will result in continued pressure upon almost all local governments, particularly school districts and counties which depend on State aid. Despite efforts in recent years to increase taxes and reduce governmental expenditures, there can be no assurance that the State will not face budget gaps in the future.

Bond Rating. State general obligation bonds ratings were reduced in July 1994 to "A1" by Moody's and "A" by Standard & Poor's. Both of these ratings were reduced from "AAA" levels which the State held until late 1991. There can be no assurance that such ratings will be maintained in the future. It should be noted that

Page A-4


the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

Legal Proceedings. The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Trial courts have recently entered tentative decisions or injunctions which would overturn several parts of the State's recent budget compromises. The matters covered by these lawsuits include a deferral of payments by the State to the Public Employees Retirement System, reductions in welfare payments and the use of certain cigarette tax funds for health costs. All of these cases are subject to further proceedings and appeals, and if the State eventually loses, the final remedies may not have to be implemented in one year.

Obligations of Other Issuers

Other Issuers of California Municipal Obligations. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State.

State Assistance. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Through 1990-91, local assistance (including public schools) accounted for approximately 75% of General Fund expenditures. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of all of the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up this shortfall, the Legislature has proposed and voters approved dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At least one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August
1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. The Richmond Unified School District (Contra
Costa County) entered bankruptcy proceedings in May 1991 but the proceedings have been dismissed.

Assessment Bonds. California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

Page A-5


California Long-Term Lease Obligations. Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

Several years ago the Richmond Unified School District (the "District") entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the District's lease. The trial court has upheld the validity of the lease and the case has been settled. Any judgement in a future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

Other Considerations. The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and Standard & Poor's suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to predict the extent to which any such legislation will be enacted. Nor is it presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Northern California, in 1989, and southern California, in 1994, experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes, and neither


Page A-6


event is expected to have any long-term negative economic impact. Any California Municipal Obligation in a California Trust could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates;
(ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

On January 17, 1994, a major earthquake with an estimated magnitude of 6.8 on the Richter scale struck the Los Angeles area, causing significant property damage to the public and private facilities, presently estimated at $15-$20 billion. While over $9.5 billion of federal aid, and a projected $1.9 billion of State aid, plus insurance proceeds will reimburse much of that loss, there will be some ultimate loss of wealth and income in the region, in addition to costs of the disruption caused by the event. Short-term economic projections are generally neutral, as the infusion of aid will restore billions of dollars to the local economy within a few months; already the local construction industry has picked up.
Although the earthquake will hinder recovery from the recession in Southern California, already hard-hit, its long-term impact is not expected to be material in the context of the overall wealth of the region. Almost five years after the event, there are few remaining effects of the 1989 Loma Prieta earthquake in northern California (which, however, caused less severe damage than Northridge).

On December 7, 1994, Orange County, California (the "County"), together with its pooled investment fund (the "County Pooled Fund") filed for protection under Chapter 9 of the federal Bankruptcy
Code, after reports that the County Pooled Fund had suffered significant market losses in its investments caused a liquidity crisis for the County Pooled Fund and the County. More than 180 other public entities, most but not all located in the County, were also depositors in the County Pooled Fund. As of mid-January 1995, the County estimated that the County Pooled Fund had lost about $1.64 billion of its initial deposits of around $7.5 billion. The Pooled Fund has been almost completely restructured to reduce its exposure to changes in County interest rates. The County may suffer further losses as it sells investments to restructure the County Pooled
Fund. Many of the entities which kept moneys in the County Pooled
Fund, including the County, are facing cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. The County and some of these entities have, and others may in the future, default in payment of their obligations. Moody's and Standard & Poor's have suspended, reduced to below investment grade levels, or placed on "Credit Watch" various securities of the County and the entities participating in the County Pooled Fund.

The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers in the California
Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could have an adverse impact on the financial condition to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the California Trust to pay interest on or principal of the Bonds.


Page A-7


                           APPENDIX B
                     PENNSYLVANIA DISCLOSURE

Investors should be aware of certain factors that might affect the financial conditions of the Commonwealth of Pennsylvania. Pennsylvania historically has been identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. A more diversified economy was necessary as the traditionally strong industries in the Commonwealth declined due to a long-term shift in jobs, investment and workers away from the northeast part of the nation. The major sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.6 billion in crop and livestock products annually, while agribusiness and food related industries support
$39 billion in economic activity annually.

Non-agricultural employment in the Commonwealth declined by 5.1% during the recessionary period from 1980 to 1983. In 1984, the declining trend was reversed as employment grew by 2.9% over 1983 levels. From 1983 to 1990, Commonwealth employment continued to grow each year, increasing an additional 14.3%. For the three years ended 1993, unemployment in the Commonwealth declined 1.2%.

Back-to-back recessions in the early 1980s reduced the manufacturing sector's employment levels moderately during 1980 and 1981, sharply during 1982, and even further in 1983. Non-manufacturing employment has increased steadily since 1980 to its 1993 level of 81.6% of total Commonwealth employment. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing 18.4% of 1993 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1993 the services sector accounted for 29.9% of all non-agricultural employment while the trade sector accounted for 22.4%.

From 1983 to 1989, Pennsylvania's annual average unemployment rate dropped from 11.8% to 4.5%, falling below the national rate in 1986 for the first time in over a decade. Pennsylvania's annual average unemployment rate remained below the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 6.9% in 1991 and 7.5% in 1992. The resumption of faster economic growth resulted in a decrease in the Commonwealth's unemployment rate to 7.1% in 1993. As of March 1995, the seasonally adjusted unemployment rate for the Commonwealth was 6.0% compared to 5.5% for the United States.

The five-year period from fiscal 1990 through fiscal 1994 was marked by public health and welfare costs growing at a rate double the growth rate for all the state expenditures. Rising caseloads, increased utilization of services and rising prices joined to produce the rapid rise of public health and welfare costs at a time when a national recession caused tax revenues to stagnate and even decline. During the period from fiscal 1989 through fiscal 1993, public health and welfare costs rose by an average annual rate of 9.4% while tax revenues were growing at an average annual rate of 5.8%. Consequently, spending on other budget programs was restrained to a growth rate below 4.7% and sources of revenues other than taxes became larger components of fund revenues. Among those sources are transfers from other funds and hospital and nursing home pooling of contributions to use as federal matching funds.

Tax revenues declined in fiscal 1991 as a result of the recession in the economy. A $2.7 billion tax increase enacted for fiscal
1992 brought financial stability to the General Fund. That tax increase included several taxes with retroactive effective dates which generated some one-time revenues during fiscal 1992. The absence of those revenues in fiscal 1993 contributed to the decline in tax revenues shown for fiscal 1993. Fiscal 1994 revenues increased 4.1%, but a decline in other revenues caused by the end of medical assistance pooled financing in fiscal 1993 held total revenues to a 1.8% gain. Expenditures for fiscal 1994 rose by 4.3%.

It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no


Page B-1

obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

Financial information for the principal operating funds of the Commonwealth is maintained on a budgetary basis of accounting.
A budgetary basis of accounting is used for the purpose of ensuring compliance with the enacted operating budget and is governed by applicable statutes of the Commonwealth and by administrative procedures. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles ("GAAP"). The budgetary basis financial information maintained by the Commonwealth to monitor and enforce budgetary control is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

Fiscal 1992 Financial Results. GAAP Basis: During fiscal 1992 the General Fund reported a $1.1 billion operating surplus. This operating surplus was achieved through legislated tax rate increases and tax base broadening measures enacted in August 1991 and by controlling expenditures through numerous cost reduction measures implemented throughout the fiscal year. As a result of the fiscal 1992 operating surplus, the fund balance increased to $87.5 million and the unreserved-undesignated deficit dropped to $138.6 million from its fiscal 1991 level of $1,146.2 million.

Budgetary Basis: Total revenues for the fiscal year were $14,516.8 million, a $2,654.5 million increase over cash revenues during fiscal 1991. Largely due to the tax revisions enacted for the budget, corporate tax receipts totalled $3,761.2 million, up from $2,656.3 million in fiscal 1991, sales tax receipts increased by $302 million to $4,499.7 million, and personal income tax receipts totalled $4,807.4 million, an increase of $1,443.8 million over receipts in fiscal 1991.

Spending increases in the fiscal 1992 budget were largely accounted for by increases for education, social services and corrections programs. Commonwealth funds for the support of public schools were increased by 9.8% to provide a $438 million increase to $4.9 billion for fiscal 1992. Child welfare appropriations supporting county operated child welfare programs were increased $67 million, more than 31.5% over fiscal 1991. Other social service areas such as medical and cash assistance also received significant funding increases as costs rose quickly as a result of the economic recession and high inflation rates of medical care costs. The costs of corrections programs, reflecting the marked increase in the prisoner population, increased by 12%. Economic development efforts, largely funded from bond proceeds in fiscal 1991, were continued with General
Fund appropriations for fiscal 1992.

The budget included the use of several Medicaid pooled financing transactions. These pooling transactions replaced $135 million of Commonwealth funds, allowing total spending under the budget to increase by an equal amount.

Fiscal 1993 Financial Results. GAAP Basis: The fund balance of the General Fund increased by $611.4 million during the fiscal year, led by an increase in the unreserved balance of $576.8 million over the prior fiscal year balance. At June 30, 1993, the fund balance totaled $698.9 and the unreserved/undesignated balance totaled $64.4 million. The increase in the fund balance and a return to a positive unreserved/undesignated balance provided indication of a continuing recovery of the Commonwealth's financial condition.

Budgetary Basis: The 1993 fiscal year closed with revenues higher than anticipated and expenditures about as projected, resulting in an ending unappropriated balance surplus (prior to the ten percent transfer to the Tax Stabilization Reserve Fund) of $242.3 million, slightly higher than estimated. Cash revenues were $41.5 million above the budget estimate and totaled $14.633 billion representing less than a one percent increase over revenues for the 1992 fiscal year. A reduction in the personal income tax rate in July 1992 and the one-time receipt of revenues from retroactive corporate tax increases in fiscal 1992 were responsible, in part, for the low revenue growth in fiscal 1993.

Appropriations less lapses totaled $13.870 billion representing a 1.1% increase over expenditures during fiscal 1992. The low growth in spending is a consequence of a low rate of revenue growth, significant one-time expenses during fiscal 1992, increased tax refund reserves to cushion against adverse decisions on


Page B-2

pending litigations, and the receipt of federal funds for expenditures previously paid out of Commonwealth funds.

By state statute, ten percent of the budgetary basis unappropriated surplus at the end of a fiscal year is to be transferred to the Tax Stabilization Reserve Fund. The transfer for the fiscal 1993 balance was $24.2 million. The remaining unappropriated surplus of $218.0 million was carried forward into the 1994 fiscal year.

Fiscal 1994 Financial Results. GAAP Basis: The fund balance increased $194.0 million due largely to an increased reserve for encumbrances and an increase in other designated funds. The unreserved/undesignated balance increased by $14.8 million to $72.2 million. Revenues and other sources increased by 1.8% over the prior fiscal year while expenditures and other uses increased by 4.3%. Consequently, the operating surplus declined to $179.4 million for fiscal 1994 from $686.3 million for fiscal 1993.

Budgetary Basis: Commonwealth revenues during the fiscal year totaled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9% over Commonwealth revenues during the previous fiscal year. The sales tax was an important contributor to the higher than estimated revenues. Collections from the sales tax were $5.124 billion, a 6.1% increase from the prior fiscal year and $81.3 million above estimate. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax which ended the fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Tax refunds in fiscal 1994 were reduced substantially below the $530 million amount provided in fiscal 1993. The higher fiscal 1993 amount and the reduced fiscal 1994 amount occurred because reserves of approximately
$160 million were added to fiscal 1993 tax refunds to cover potential payments if the Commonwealth lost litigation known as Philadelphia Suburban Corp. v. Commonwealth. Those reserves were carried into fiscal 1994 until the litigation was decided in the Commonwealth's favor in December 1993 and $147.3 million of reserves for tax refunds were released.

Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totaled $14,934.4 million representing a 7.2% increase over fiscal 1993 expenditures. Medical assistance and corrections spending contributed to the rate of spending growth for the fiscal year.

The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million. By state statute, ten percent ($33.6 million) of that surplus transferred to the Tax Stabilization Reserve Fund and the remaining balance was carried over into the fiscal 1995 fiscal year. The balance in the Tax Stabilization Reserve Fund as of March 31, 1995 was $65.3 million.

Fiscal 1995 Budget. The approved fiscal 1995 budget provided for $15,665.7 million of appropriations from Commonwealth funds, an increase of 4.0% over appropriations, including supplemental appropriations, for fiscal 1994. Medical assistance expenditures represent the largest single increase in the budget ($221 million) representing a nine percent increase over the prior fiscal year. The budget includes a reform of the state-funded public assistance program that added certain categories of eligibility to the program but also limited the availability of such assistance to other eligible persons. Education subsidies to local school districts were increased by $132.2 million to continue the increased funding for the poorest school districts in the state.

Several tax reductions were enacted with the fiscal 1995 budget. Low-income working families will benefit from an increase to the dependent exemption to $3,000 from $1,500 for the first dependent and from $1,000 for all additional dependents. A reduction to the corporate net income tax rate from 12.25% to 9.99% to be phased in over a period of four years was enacted. A net operating loss provision has been added to the corporate net income tax and will be phased in over three years with an annual $500,000 cap on losses used to offset profits. Several other tax changes to the sales tax, the inheritance tax and the capital stock and franchise tax also were enacted. Estimated commonwealth revenue reductions from these tax cuts have been raised from $166.4 million to $173.4 million based on upward revised estimates of commonwealth revenues for the fiscal year. Estimated fiscal year revenues, net of the enacted tax cuts, were increased $296.5

Page B-3


million in the revised projection for fiscal 1994. The increase represents a 1.9 percentage point increase in the rate of growth anticipated for fiscal 1995 to 6.3%, excluding the effect of the fiscal 1995 tax reductions, and is largely due to actual and anticipated higher collections of the corporate net income tax, the sales and use tax and miscellaneous collections.

After a review of the fiscal 1994 budget in January 1995, $64.9 million of additional appropriation needs were identified for the fiscal year. Of this amount, the largest are for medical assistance ($21.8 million) and general assistance cash grants ($10.3 million).
The balance of the additional appropriation needs are for other public welfare programs, educational subsidies and office relocation costs due to a fire. The supplemental appropriations requested are proposed to be funded from appropriation lapses estimated to total $172 million for the fiscal year.

With the revised estimates for revenues, appropriations and lapses for the 1994 fiscal year, an unappropriated balance prior to transfers to the Tax Stabilization Reserve Fund of $395.5 million is projected, an increase from the $335.8 million fiscal year 1993 ending balance (prior to transfers).

Fiscal 1996 Budget. The fiscal 1996 budget was approved by the Governor on June 30, 1995. The budget includes spending growth of 2.7%. It includes a reduction of the Corporate Net Income Tax from 10.99% to 9.99% retroactive to January 1, 1995. The budget includes a proportionate increase in funds for public safety and education and a proportionate decrease in funds for welfare.

All outstanding general obligation bonds of the Commonwealth are rated AA- by S&P and A1 by Moody's.

Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The City of Philadelphia ("Philadelphia") is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia functions both as a city of the first class and a county for the purpose of administering various governmental programs.

For the fiscal year ended June 30, 1991, Philadelphia experienced a cumulative General Fund balance deficit of $153.5 million. The audit findings for the fiscal year ended June 30, 1992, placed the Cumulative General Fund balance deficit at $224.9.

Legislation providing for the establishment of the Pennsylvania Intergovernmental Cooperation Authority ("PICA") to assist first class cities in remedying fiscal emergencies was enacted by the General Assembly and approved by the Governor in June 1991. PICA is designed to provide assistance through the issuance of funding debt to liquidate budget deficits and to make factual findings and recommendations to the assisted city concerning its budgetary and fiscal affairs. An intergovernmental cooperation agreement between Philadelphia and PICA was approved by City Council on January 3, 1992, and approved by the PICA Board and signed by the Mayor on January 8,1992. At this time, Philadelphia is operating under a five-year fiscal plan approved by PICA on April 17, 1995 in which Philadelphia projects a balanced budget in each of the five years (fiscal years 1996 through 2000) covered by the plan.

In June 1992, PICA issued $474,555,000 of its Special Tax Revenue Bonds to provide financial assistance to Philadelphia and to liquidate the cumulative General Fund balance deficit. PICA issued $643,430,000 in July 1993 and $178,675,000 in August 1993 of Special Tax Revenue Bonds to refund certain general obligation bonds of the City and to fund additional capital projects. In December 1994, PICA issued $122,020,000 of Special Tax Revenue Bonds to fund additional capital projects.

As of the date hereof, the ratings on the City's long-term obligations supported by payments from the City's General Fund are rated Baa by Moody's and BBB- by S&P. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds in the Pennsylvania Trust are subject. Additionally, many

Page B-4


factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Pennsylvania Trust to pay interest on or principal of the Bonds.

Page B-5




               CONTENTS OF REGISTRATION STATEMENT

Item A.   Bonding Arrangements of Depositor

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National
Union Fire Insurance Company of Pittsburgh.

Item B.

     This Registration Statement on Form S-6 comprises the following papers and documents:

     The Facing Sheet

     The Cross-Reference Sheet

     The Prospectus

     The Signatures

     Exhibits

     Financial Data Schedules


                        EXPLANATORY NOTE

     This Amendment No. 1 to the Registration Statement contains multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part I, a Part II and an Information Supplement, all dated the date of this Amendment No. 1 to the Registration Statement. Each prospectus will be identical with the exception of the respective
Part I which will contain the financial information specific to such underlying unit investment trust.

                          UNDERTAKINGS

     1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

     2. The Information Supplement to the Trust will not include third party financial information.




                               S-1
                           SIGNATURES

     The Registrant, The First Trust Combined Series 256, hereby identifies The First Trust Combined Series 83, The First Trust Combined Series 198, The First Trust Combined Series 248, The First Trust Combined Series 251 and The First Trust Special Situations Trust, Series 18, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Combined Series 256, has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on October 19, 1995.

                              THE FIRST TRUST COMBINED SERIES 256

                              By:  NIKE SECURITIES L.P.
                                   (Depositor)


                              By:  Carlos E. Nardo
                                   Senior Vice President





                               S-2


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:

        NAME                  TITLE*                   DATE

Robert D. Van Kampen Sole Director        )
                     of Nike Securities   )
                     Corporation, the     )  October 19, 1995
                     General Partner of   )
                     Nike Securities L.P. )
                                          )
                                          )
                                          )     Carlos E. Nardo
                                          )    Attorney-in-Fact**
                                          )
                                          )




* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by this reference.


                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated October 19, 1995, in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 33-63415) and related Prospectus of The First Trust Combined Series 256.




                                             ERNST & YOUNG LLP


Chicago, Illinois
October 19, 1995



                       CONSENTS OF COUNSEL

The  consents  of  counsel  are  contained  in  their  respective opinions  filed by this amendment as Exhibits 3.1, 3.2, 3.3,  3.4 and 3.5 to the Registration Statement.



         CONSENT OF SECURITIES EVALUATION SERVICE, INC.

The consent of Securities Evaluation Service, Inc. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.



CONSENT OF STANDARD & POOR'S RATINGS SERVICES, A DIVISION OF THE
                   McGRAW-HILL COMPANIES, INC.

The consent of Standard & Poor's Ratings Services, A Division of the McGraw-Hill Companies, Inc. to the use of its name in the Prospectus included in the Registration Statement is filed as
Exhibit 4.2 to the Registration Statement.





                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Combined Series 145 and subsequent Series effective October 16, 1991, among Nike Securities L.P., as Depositor, United States Trust Company of New York, as Trustee, Securities Evaluation Service, Inc., as
        Evaluator and Nike Financial Advisory Services L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43289] filed on behalf of The First Trust Combined Series 145).

1.1.1 Form of Trust Agreement for Series 256 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, General Partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, General Partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.7 Master Agreement Among Underwriters (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-
        43289]  filed  on  behalf  of The  First  Trust  Combined
        Series 145).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 on page 2 and incorporated herein by reference).


                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3     Opinion  of  counsel  as  to  New  York  tax  status   of
        securities being registered.

3.4     Opinion of counsel as to advancement of funds by Trustee.

3.5     Opinions of state counsel.

4.1     Consent of Securities Evaluation Service, Inc.

4.2 Consent of Standard & Poor's Ratings Services, A division of The McGraw-Hill Companies, Inc.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

EX-27   Financial Data Schedules.




                               S-6